HellerEhrman

October 4, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-4358

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding proposed re-election of directors; proposed grant of general mandates to issue shares; proposed amendments to the bye-laws and notice of annual general meeting, dated August 26, 2005;

2. The Company's notice of annual general meeting, dated August 26, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

3. The Company's announcement regarding (1) change of directors and senior management personnel: resignation and appointment of chief executive officer; resignation and appointment of directors; re-designation and resignation of director; and appointment and resignation of audit committee members, authorised representatives and company secretary; (2) operation and financial positions of the group; and (3) delay in publication of announcement, dated August 22, 2005,

published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

4. The Company's annual report 2005, dated July 22, 2005;

5. The Company's announcement regarding appointment and resignation of independent non-executive director and resignation of company secretary, dated April 4, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

6. The Company's announcement regarding appointment of executive director and deputy chairman and resignation of non-executive directors, dated March 18, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

7. The Company's announcement regarding resignation of non-executive director, dated March 16, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

8. The Company's announcement regarding resignation of non-executive director, dated February 24, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

9. The Company's announcement regarding appointment of chief executive officer and re-designation of director; removal of deputy chairman; re-designation of directors; resignation of independent non-executive directors, general manager, chief financial officer and company secretary and appointment of company secretary and resumption of trading, dated February 18, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

10. The Company's announcement regarding replacement of chairman of the Company; appointment of deputy chairman of the Company; formation of office of chairman and voting results of the special general meeting held on February 1, 2005 and resumption of trading, dated February 1, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

11. The Company's announcement regarding second letter from the requisitionists, dated January 14, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

12. The Company's announcement regarding letter from the requisitionists and notice of special general meeting, dated January 11, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited; and

13. The Company's interim report 2004, dated December 23, 2004.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

cc: Magician Industries (Holdings) Limited

HellerEhrman

October 4, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-4358

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding proposed re-election of directors; proposed grant of general mandates to issue shares; proposed amendments to the bye-laws and notice of annual general meeting, dated August 26, 2005;

2. The Company's notice of annual general meeting, dated August 26, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

3. The Company's announcement regarding (1) change of directors and senior management personnel: resignation and appointment of chief executive officer; resignation and appointment of directors; re-designation and resignation of director; and appointment and resignation of audit committee members, authorised representatives and company secretary; (2) operation and financial positions of the group; and (3) delay in publication of announcement, dated August 22, 2005,

published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

4. The Company's annual report 2005, dated July 22, 2005;

5. The Company's announcement regarding appointment and resignation of independent non-executive director and resignation of company secretary, dated April 4, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

6. The Company's announcement regarding appointment of executive director and deputy chairman and resignation of non-executive directors, dated March 18, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

7. The Company's announcement regarding resignation of non-executive director, dated March 16, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

8. The Company's announcement regarding resignation of non-executive director, dated February 24, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

9. The Company's announcement regarding appointment of chief executive officer and re-designation of director; removal of deputy chairman; re-designation of directors; resignation of independent non-executive directors, general manager, chief financial officer and company secretary and appointment of company secretary and resumption of trading, dated February 18, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

10. The Company's announcement regarding replacement of chairman of the Company; appointment of deputy chairman of the Company; formation of office of chairman and voting results of the special general meeting held on February 1, 2005 and resumption of trading, dated February 1, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

11. The Company's announcement regarding second letter from the requisitionists, dated January 14, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

12. The Company's announcement regarding letter from the requisitionists and notice of special general meeting, dated January 11, 2005, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited; and

13. The Company's interim report 2004, dated December 23, 2004.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

cc: Magician Industries (Holdings) Limited

22715\0001\34.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Magician Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司†

(Incorporated in Bermuda with limited liability)

(Stock Code: 526)

PROPOSED RE-ELECTION OF DIRECTORS PROPOSED GRANT OF GENERAL MANDATES TO ISSUE SHARES PROPOSED AMENDMENTS TO THE BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

The notice convening an annual general meeting of Magician Industries (Holdings) Limited to be held at 3rd Floor, Tang Room II, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 23rd September, 2005 at 10:00 a.m. is set out on pages 8 to 10 of this circular. If you are not able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before time appointed for holding the annual general meeting.

† *For identification purpose only*

26th August, 2005

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司†
(Incorporated in Bermuda with limited liability)
(Stock Code: 526)

Directors:
Mr. Kong Yick Ming *(Chairman)*
Ms. Chan Ying Gi, Dorice
Mr. Hoon Wee Teng, Will*
Mr. Zee Patrick*
Ms. Lai Yik Yee, Andona*
Mr. Lau Kin Hon*
Mr. Fok Kam Chau, Peter**
Mr. Wong Hui Ching, Jeoffrey**
Mr. Tso Hon Sai, Bosco**

* *Non-executive directors*
** *Independent non-executive directors*

Registered Address:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Office:
Flat E-H, 24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan, New Territories
Hong Kong

26th August, 2005

To the shareholders

Dear Sir/Madam,

PROPOSED RE-ELECTION OF DIRECTORS
PROPOSED GRANT OF GENERAL MANDATES
TO ISSUE SHARES
PROPOSED AMENDMENTS TO THE BYE-LAWS
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to give you information on matters to be dealt with at the annual general meeting ("AGM") of Magician Industries (Holdings) Limited (the "Company") to be held on 23rd September, 2005. The issues are: (i) re-election of directors of the Company ("Directors"), (ii) grant of general mandate to issue shares of the Company ("Shares"), and (iii) proposed amendments to the existing bye-laws of the Company ("Bye-laws").

This circular contains the explanatory statement required to be given to the shareholders ("Shareholders") in compliance with the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and to give all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions in the AGM.

† *For identification purpose only*

RIGHT TO DEMAND A POLL

Bye-laws 66 and 67 set out the procedures by which Shareholders may demand a poll;

Bye-law 66 provides that a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

Bye-law 67 provides that unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Yours faithfully,
Kong Yick Ming
Chairman

This appendix sets out the brief biography of each of the Directors to be re-elected at the AGM of the Company.

Ms. CHAN Ying Gi, Dorice, aged 54, is a private investor. Ms. Chan has over 30 years of experience in jewelry and apparel trading. She also has over 30 years experience in property and securities investment. She was appointed as Non-executive Director of the Company on 19 April 2005 and re-designated as Executive Director on 31 May 2005. Ms. Chan did not hold any other position in the Company or in other members of the Company's group. She did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date.

There is no director's service contract between Ms. Chan and the Company. Ms. Chan's appointment has no specific term and she will hold office only until the AGM and will then be eligible for re-election. No director's fee or emoluments of any kind is payable to Ms. Chan.

As at the Latest Practicable Date, Ms. Chan is deemed to have a beneficial interest in 150,195,198 shares (constituting 17.28% of the total issued share capital) of the Company, of which 117,491,777 shares are owned through Primewell Investment Limited, whose entire issued share capital is beneficially owned by Ms. Chan and the remaining 32,703,421 share are owned by her personally.

Mr. HOON Wee Teng, Will, aged 42, is currently Executive Vice President and director of Transpac Capital, one of the oldest private equity firms in Asia. He previously held the position of Managing Director and Head of Private Equity at the Crosby Group, an Asian investment bank. He has also held key senior positions at the Asian practices of Bain & Company and the Boston Consulting Group, two of the world's largest management consulting firms. Mr. Hoon was educated at the Massachusetts Institute of Technology and University of Cambridge (Trinity College). He is a Chartered Marketer and has current professional organisation fellowship of the Chartered Institute of Marketing and Marketing Council Asia. He was appointed Non-executive Director of the Company on 18 October 2004. Mr. Hoon did not hold any other position in the Company or in other members of the Company's group. He is a director of United Test and Assembly Center, which is listed on the Singapore Exchange Securities Trading. Save as aforesaid, he did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date.

There is no director's service contract between Mr. Hoon and the Company. Mr. Hoon's appointment is for a term of two years commencing from 18 October 2004, subject to retirement by rotation and re-election at the AGM. No director's fee or emoluments of any kind is payable to Mr. Hoon.

Mr. ZEE Patrick, aged 33, is an investment manager of Transpac Capital. Mr. Zee has extensive experience in investment banking and direct investment industries. He is a Chartered Financial Analyst, a member of the CFA Institute, a member of the Hong Kong Society of Financial Analysts and a member of the Hong Kong Securities Institute. Mr. Zee obtained his Bachelor of Arts degree from the University of California, Los Angeles. He was appointed Executive Director of the Company on 10 December 2004 and re-designated as Non-executive Director on 4 February 2005. Mr. Zee is the authorised representative of the Company. Save as aforesaid, Mr. Zee did not hold any other position in the Company or in other members of the Company's group. He did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date.

There is no director's service contract between Mr. Zee and the Company. Mr. Zee's appointment is for a term of two years commencing from 10 December 2004, subject to retirement by rotation and re-election at the AGM. No director's fee or emoluments of any kind is payable to Mr. Zee.

Ms. LAI Yik Yee, Andona, aged 46, has 25 years experience in business operation in the areas of EMS/OEM sub-contractor and manufacturing field. She obtained her B.Sc. degree in Business Administration from Century University, USA and MBA degree in Marketing from Columbia Southern University, USA. Ms. Lai was appointed Non-executive Director of the Company on 9 August 2005. She did not hold any other position in the Company or in other members of the Company's group. She did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date.

There is no director's service contract between Ms. Lai and the Company. Ms. Lai's appointment is for a term of two years commencing from 9 August 2005, subject to retirement by rotation and re-election at the AGM. No director's fee or emolument of any kind is payable to Ms. Lai.

Mr. LAU Kin Hon, aged 37, is a Hong Kong practicing solicitor and is currently a partner of Messrs. Tang Tso & Lau, Solicitors. He has been practicing law in Hong Kong for 13 years. Mr. Lau received his Bachelor of Laws degree from University College, London, UK. He was appointed Independent Non-executive Director of the Company on 19 April 2005 and re-designated as Non-executive Director on 31 May 2005. Mr. Lau is also the company secretary and authorised representative of the Company. Save as aforesaid, he did not hold any other position in the Company or in other members of the Company's group. Mr. Lau was an independent non-executive director of Fujian Group Limited, Seapower Resources International Limited and I-China Limited respectively. Save as aforesaid, he did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date.

There is no director's service contract between Mr. Lau and the Company. Mr. Lau's appointment is for a term of two years commencing from 19 April 2005, subject to retirement by rotation and re-election at the AGM. Mr. Lau is entitled to an annual remuneration of HK$650,000.00 as Company Secretary which is determined with reference to market terms and his duties and responsibilities in the Company. Mr. Lau is not entitled to any other emoluments.

Mr. FOK Kam Chau, Peter, aged 51, currently is a certified public accountant (Practising) in Hong Kong and a Government Registered Accountant in Macao. He is running his own practice in the name of K.C. Fok & Company. In addition to his many years of experience both in accounting and finance, he had received his master degree of business administration from the University of East Asia, Macao and a master degree of PRC Commercial law from Peking University, PRC. Mr. Fok now is the fellows of the Hong Kong Institute of Certified Public Accountant, Hong Kong Institute of Taxation and Society of Registered Financial Planner. He was appointed as Independent Non-executive Director of the Company on 1 April 2005. Mr. Fok is a member of the audit committee. Save as aforesaid, Mr. Fok did not hold any other position in the Company or in other members of the Company's group. He did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date.

There is no director's service contract between Mr. Fok and the Company. Mr. Fok's appointment is for a term of two years commencing from 1 April 2005, subject to retirement by rotation and re-election at the AGM. Mr. Fok is entitled to a director's fee of HK$240,000.00 per annum which is determined with reference to market terms and his duties and responsibilities in the Company. Mr. Fok is not entitled to any other emoluments.

Mr. WONG Hui Ching, Jeoffrey, aged 46, is currently engaged in concert, artists management and stage entertainment production business and he has over 10 years experience in the field of property development and consulting. He had his high school in Canada and afterwards, he continued his education at L.A. Valley City College, L.A. Valley, USA. He was appointed as Independent Non-executive Director of the Company on 11 April 2005. Mr. Wong is a member of the audit committee. Save as aforesaid, Mr. Wong did not hold any other position in the Company or in other members of the Company's group. He did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date.

There is no director's service contract between Mr. Wong and the Company. Mr. Wong's appointment is for a term of two years commencing from 11 April 2005, subject to retirement by rotation and re-election at the AGM. Mr. Wong is entitled to a director's fee of HK$240,000.00 per annum which is determined with reference to market terms and his duties and responsibilities in the Group. Mr. Wong is not entitled to any other emoluments.

Mr. TSO Hon Sai, Bosco, aged 40, is a Hong Kong practicing solicitor and is currently a partner of Messrs. Bosco Tso & Partners, Solicitors. He has been practicing law in Hong Kong for 15 years. Mr. Tso received his Bachelor of Laws degree from King's College, London, UK. He was appointed Independent Non-executive Director of the Company on 31 May 2005. Mr. Tso is a member of the audit committee. Save as aforesaid, Mr. Tso did not hold any other position in the Company or in other members of the Company's group. Mr. Tso was an independent non-executive director of Emperor Entertainment Limited from November 2000 to September 2004. Mr. Tso is currently an independent non-executive director of Fortuna International Holdings Limited. Save as aforesaid, he did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date.

There is no director's service contract between Mr. Tso and the Company. Mr. Tso's appointment is for a term of two years commencing from 31 May 2005, subject to retirement by rotation and re-election at the AGM. Mr. Tso is entitled to a director's fee of HK$240,000.00 per annum which is determined with reference to market terms and his duties and responsibilities in the Company. Mr. Tso is not entitled to any other emoluments.

Mr Hoon Wee Teng, Will and Mr Zee Patrick are colleagues at Transpac Capital. Transpac Capital is the parent company of Transpac Nominees Pte Ltd, a custodian for funds managed by Transpac Capital. Transpac Nominees Pte Ltd holds 213,279,577 shares of the Company.

Save as aforesaid, all the above retiring Directors do not have interests in any Shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") and do not have any relationship with any other Directors, senior management or the substantial or controlling shareholders of the Company.

Save as disclosed above, there is no other matter in relation to the appointment of the above retiring Directors that need to be brought to the attention of the shareholders of the Company.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 526)

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at 3rd Floor, Tang Room II, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 23rd September, 2005, at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2005.

2. To elect directors and to authorise the board of directors to fix remuneration of directors.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

   A. **"THAT**

      (a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

      (b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

      (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (as defined below) or the exercise of the subscription rights under the share option scheme of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

      (d) for the purposes of this resolution:

      "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

      (i) the conclusion of the next annual general meeting of the Company;

* *For identification purpose only*

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company ("Bye-laws") or any applicable laws to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. As special business, to consider and, if thought fit, pass (with or without modification) the following resolution as a special resolution:

"**THAT** the existing Bye-laws be and are hereby amended as follows:

Bye-law 66

(i) by inserting the words "voting by way of poll is required by the rules of the Designated Stock Exchange or" after the words "shall be decided by a show of hands unless" in Bye-law 66; and

(ii) by deleting the full stop at the end of existing Bye-law 66(d) and replacing therewith a semicolon and the word "or" and inserting the following new Bye-law 66(e):–

"(e) if required by the rules of the Designated Stock Exchange, by the chairman of the meeting and/or the Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent or more of the total voting rights of all the members having the right to vote at the meeting."

Bye-law 68

By deleting the existing Bye-law 68 in its entirety and substituting the following:–

"68 If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

Bye-law 87

(i) by deleting the existing Bye-law 87(1) in its entirety and substituting the following:–

"87(1) Notwithstanding any other provisions in the Bye-laws, at each annual general meeting one-third of the Directors (including the chairman of the Board and/or the managing director of the Company) for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall retire from office by rotation at least once every three years."

(ii) by inserting the words "and shall continue to act as a Director throughout the meeting at which he retires" after the word "re-election" at the end of the first sentence of the existing Bye-law 87(2).

Note: The Chinese translation of the amendments to the Bye-laws is for reference only. In case of any inconsistency, the English version shall prevail.

By Order of the Board
Kong Yick Ming
Chairman

Hong Kong, 26th August, 2005

Principal Office:
Flat E-H
24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan
New Territories
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a certified copy of that power of authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 16th September, 2005 to 23rd September, 2005, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on 15th September, 2005.

公司細則第87條：

(i) 刪除現在公司細則第87條(1)之全部並以下列取代：－

「87(1) 無視公司細則之其他條款，於每個股東週年大會上，現有之三分一董事(包括本公司董事會主席及／或董事總經理)(若其數目非三之倍數，則以最接近但不少於三分一之數)須輪席告退，惟每位董事(包括獲委任特定年期者)均須至少每三年輪席告退一次。」

(ii) 於現有公司細則第87(2)條第一句末「重選」等字之後加入「及繼續於整個他告退之會議中擔任董事。」

附註： 通函內載有有關公司細則所作修訂詳情之中文句語翻譯僅供參考。倘有任何歧義，概以英文版本為準。

承董事會命
江益明
主席

香港，二零零五年八月二十六日

主要辦事處：
香港新界荃灣沙咀道57號
荃運工業中心第二期24樓E－H座

附註：

(1) 凡有權出席上述通告召開之大會並可於會上投票之股東，均有權委派代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。代表委任表格連同已簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之有關副本，最遲須於大會或其續會舉行時間四十八小時前送交本公司在香港主要辦事處，方為有效。

(2) 本公司將由二零零五年九月十六日起至二零零五年九月二十三日止(包括首尾兩天)暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。如欲獲派將於股東週年大會上批准之末期股息，則所有股份過戶文件必須連同有關股票最遲須於二零零五年九月十五日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案撤銷或修訂本決議案之日；及

「配售新股」指董事於指定期間內，根據於某一指定記錄日期名列於該日之持股比例，向彼等提出之股份配售建議（惟本公司董事有權就零數股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定作出本公司董事認為必須或權宜之豁免或其他安排）。」

5. 作為特別事項，考慮並酌情通過下列決議案（無論有否修訂）為特別決議案：

「動議：修訂本公司現有之公司細則如下：

公司細則第66條：

(i) 於公司細則第66條「由舉手投票決定除非」等字後加入「按指定交易所要求需要投票表決或」；及

(ii) 刪除公司細則第66條(d)末之句號並以冒號及「或」字取代及加入以下新的公司細則第66條(e)：

「(e) 按指定交易所要求，由會議主席及／或一位或多位個別或聯合持有佔所有於會議上有權投票之股東之總投票權百分之五或以上之代表投票權。」

公司細則第68條：

刪除現有公司細則第68條之全部並以下列取代：－

「68 若投票表決被適當要求，該投票表決之結果將被當作於被要求投票表決之會議之議決。本公司只需按指定交易所要求披露投票表決的投票數目。」

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司†
(於百慕達註冊成立之有限公司)
(股份代號:526)

茲通告本公司謹訂於二零零五年九月二十三日上午十時正假座香港九龍尖沙咀彌敦道二十號香港喜來登酒店三樓唐廳II舉行股東週年大會,以便處理下列事項:

1. 省覽截至二零零五年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 選任董事及授權董事會釐定其酬金。

3. 委聘核數師及授權董事會釐定其酬金。

4. 考慮及酌情通過下列各項決議案為普通決議案:

A. 「**動議**:

(a) 在本決議案第(c)段之限制下,一般及無條件授權本公司董事在有關期間(見下列定義)內行使本公司一切權力,以配發、發行或以其他方式處置本公司股本中之額外股份,及訂立或授予可能須行使該等權力之提議、協議及購股權;

(b) 在本決議案(a)段之批准下,授權本公司董事於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之提議、協議及購股權;

(c) 本公司董事根據本決議案第(a)段批准所配發或有條件或無條件同意配發之股本總面值(不論是否根據購股權或其他方式配發者),不得超過本公司於本決議案通過當日之已發行股本總面值之20%,而上述之批准須受此數額限制,惟根據配售新股(見下列定義)或根據本公司的購股權計劃所附之權利行使認購權而配發者除外;及

(d) 就本決議案而言:

「有關期間」指本決議案通過之日至下列日期(以最早者為準)止之期間:

(i) 本公司下屆股東週年大會結束時;

† *僅供識別*

本公司與霍先生並無任訂立何董事服務合同。霍先生擔任獨立非執行董事之任期為兩年，自二零零五年四月一日起生效，惟須按照本公司之公司細則於股東週年大會上輪值退任及重選。霍先生有權收取年度酬金240,000港元，有關金額乃由董事會參照彼對本公司之職務及責任而釐定。霍先生無權收取任何其他酬金。

王曉青先生，46歲，現從事歌星經理人、演唱會及舞台娛樂製作業務。王先生擁有逾10年物業發展及顧問經驗。中學時就讀於加拿大，其後於美國L.A. Valley City College繼續學業。彼於二零零五年四月十一日獲委任為本公司之獨立非執行董事。彼為審核委員會成員。除上文所披露者外，彼並無於本公司或其任何附屬公司擔任任何其他職位。王先生於最後實際可行日期前三年並無於任何公眾上市公司擔任任何董事職務。

本公司與王先生並無訂立任何董事服務合同。王先生擔任獨立非執行董事之任期為兩年，自二零零五年四月一日起生效，惟須按照本公司之公司細則於本公司之下屆股東週年大會上輪值退任及重選。王先生有權收取年度酬金240,000港元，有關金額乃由董事會參照彼對本公司之職務及責任而釐定，王先生無權收取任何其他酬金。

曹漢璽先生，40歲，現為曹漢璽律師事務所之合夥人，自一九九零年起為香港執業律師。曹先生擁有英國King's College, London法律學士學位。彼於二零零五年五月三十一日獲委任為本公司獨立非執行董事。彼為審核委員會成員。除上文所披露者外，彼並無於本公司或其任何附屬公司擔任任何其他職位。曹先生於二零零零年十一月至二零零四年九月期間擔任香港聯合交易所有限公司創業板上市公司英皇娛樂集團有限公司之獨立非執行董事。曹先生現為另一間香港上市公司廣益國際集團有限公司之獨立非執行董事。除上文所披露者外，曹先生於最後實際可行日期前三年並無於任何公眾上市公司擔任任何其他董事職務。

本公司與曹先生並無訂立任何董事服務合同。曹先生擔任獨立非執行董事之任期為兩年，自二零零五年五月三十一日起生效，惟須按照本公司之公司細則於股東週年大會上輪值退任及重選。曹先生有權收取年度酬金240,000港元，有關金額乃由董事會參照彼對本公司之職務及責任而釐定。曹先生無權收取任何其他酬金。

雲惟生先生和徐可剛先生共事於匯亞資金管理。匯亞資金管理乃Transpac Nominees Pte Ltd.之母公司，而後者為匯亞資金管理所管理之基金之托管人。Transpac Nominees Pte Ltd.持有213,279,577本公司之股份。

除上文所披露者外，所有以上告退之董事並無於本公司之證券(定義見證券及期貨條例第XV部)中擁有任何權益及與本公司之任何董事、高級管理層或主要或控股股東並無任何關係。

除上文所披露者外，並無任何其他有關委任以上告退之董事之事宜需要知會本公司股東。

本公司與徐先生並無訂立任何董事服務合同。徐先生擔任非執行董事之任期為兩年，自二零零四年十二月十日起生效，惟須按照本公司之公司細則於股東週年大會上輪值退任及重選。本公司並無就徐先生擔任本公司之非執行董事應付彼任何董事袍金或任何類型之酬金。

黎翊誼小姐，46歲，於電子製造服務／原設備製造分承包及製造方面擁有25年營商經驗。彼於美國Century University取得理科(工商管理)學士學位，並於美國Columbia Southern University取得市場學工商管理碩士學位。黎小姐獲委任為本公司之非執行董事，自二零零五年八月九日起生效。彼並無於本公司或其任何附屬公司擔任任何其他職位。彼於最後實際可行日期前三年並無於任何公眾上市公司擔任任何董事職務。

本公司與黎小姐並無任何董事服務合同。黎小姐擔任非執行董事之任期為兩年，自二零零五年八月九日起生效，惟須按照本公司之公司細則於股東週年大會上輪值退任及重選。本公司並無就黎小姐擔任本公司之非執行董事應付彼任何董事袍金或任何類型之酬金。

劉建漢先生，37歲，現為鄧曹劉律師行之合夥人，自一九九二年起為執業律師。劉先生擁有University College, London法律學士學位。彼於二零零五年四月十九日獲委任為本公司獨立非執行董事，於二零零五年五月三十一日獲調任為非執行董事。彼亦為本公司之公司秘書及法定代表。除上文所披露者外，彼並無於本公司或其任何附屬公司擔任任何其他職位。彼曾擔任福海集團有限公司、凱暉國際實業有限公司及I-China Holdings Limited之獨立非執行董事。除上文所披露者外，劉先生於最後實際可行日期前三年並無於任何公眾上市公司擔任任何其他董事職務。現時，劉先生並無於任何其他公眾上市公司擔任任何董事職務。

本公司與劉先生並無訂立任何董事服務合同。劉先生擔任非執行董事之任期為兩年，自二零零五年四月十九日起生效，惟須按照本公司之公司細則於股東週年大會上輪值退任及重選。彼有權就擔任本公司之公司秘書收取年度酬金650,000港元。有關金額乃由董事會參照彼對本公司之職務及責任而釐定。劉先生無權收取任何其他酬金。

霍錦就先生，51歲，為香港執業會計師及澳門政府註冊會計師，現以霍錦就會計師事務所之名稱獨立執業。除多年會計及財務經驗外，霍先生擁有澳門東亞大學工商管理碩士學位及北京大學中國商業法法律碩士學位。霍先生現時為香港會計師公會資深會員，香港稅務學會資深會員及香港註冊財務策劃師學會資深會員，他於二零零五年四月一日獲委任為本公司之獨立非執行董事。霍先生為審核委員會成員。除上文所披露者外，彼並無於本公司或其任何附屬公司擔任任何其他職位。彼於最後實際可行日期前三年並無於任何公眾上市公司擔任任何董事職務。

本附錄載列將於本公司股東週年大會上將予重選之各董事簡歷。

陳櫻之小姐，54歲，為私人投資者。陳小姐擁有逾30年從事珠寶及服裝貿易之經驗，她亦擁有逾30年投資物業及證券之經驗。彼於二零零五年四月十九日獲委任為本公司之非執行董事，於二零零五年五月三十一日獲調任為執行董事。彼並無於本公司或其任何附屬公司擔任任何其他職位。陳小姐於最後實際可行日期前三年並無於任何公眾上市公司擔任任何董事職務。

本公司與陳小姐並無訂立任何董事服務合同。陳小姐擔任執行董事並無固定任期，而彼將按照本公司之公司細則擔任職務直至股東週年大會為止，其後於該大會上膺選連任。本公司並無就陳小姐擔任本公司之執行董事應付彼任何董事袍金或任何類型之酬金。

於最後實際可行日期陳小姐被視為擁有150,195,198股本公司股份之實益權益(構成已發行股本總額之17.28%)，因此屬於本公司之主要股東，其中117,491,777股股份乃透過Primewell Investment Limited(其全部已發行股本由陳小姐實益擁有)擁有，其餘32,703,421股股份由彼個人擁有。

雲惟生先生，42歲，目前為匯亞資金管理之執行副總裁兼董事。匯亞資金管理為亞洲其中一所歷史最悠久專注於私人投資資金公司。彼先前曾擔任亞洲區投資銀行高誠集團之董事總經理及私人投資資金部門主管。彼亦曾擔任全球兩大管理顧問公司貝恩顧問公司亞洲區業務及波士頓顧問公司亞洲區業務之高級職位。雲先生曾就讀於麻省理工學院及劍橋大學(三一學院)。彼為特許市務師，目前為英國特許市務學會及亞洲營銷理事會之資深會員。彼於二零零四年十月十八日獲委任為本公司之非執行董事。彼並無於本公司或其任何附屬公司擔任任何其他職位。雲先生現為新加坡上市公司United Test and Assembly Centre之董事。除上文所披露者外，雲先生於最後實際可行日期前三年並無於任何公眾上市公司擔任任何其他董事職務。

本公司與雲先生並無訂立任何董事服務合同，雲先生擔任非執行董事之任期為兩年，自二零零四年十月十八日起生效，惟須按照本公司之公司細則於股東週年大會上輪值退任及重選。本公司並無就雲先生擔任本公司之非執行董事應付彼任何董事袍金或任何類型之酬金。

徐可剛先生，33歲，為匯亞資金管理之投資經理，徐先生擁有豐富投資銀行及直接投資經驗。徐先生為特許財務分析師，美國CFA Institute 會員、香港財務分析師學會會員及香港證券學會會員。徐先生擁有University of California, Los Angeles學士學位。彼於二零零四年十二月十日獲委任為本公司之執行董事，於二零零五年二月四日獲調任為本公司之非執行董事。徐先生為本公司之法定代表，除上文所披露者外，彼並無於本公司或其他任何附屬公司擔任任何其他職位。彼於最後實際可行日期前三年並無於任何公眾上市公司擔任任何董事職務。

要求投票表決之權利

公司細則第66及第67條載列股東可要求投票表決之程序。

公司細則第66條規定，於大會上提呈表決之決議案須以舉手表決進行，惟(於宣佈舉手表決結果之前或當時或於撤回就投票表決之任何其他要求時)以下人士要求投票表決則作別論：

(a) 該大會主席；或

(b) 有權於大會上投票，並親身出席(或股東為法團，則由其正式授權代表出席)或由代表出席之至少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席(或股東為法團，則由其正式授權代表出席)或由代表出席之一名或多名股東；或

(d) 親身出席(或股東為法團，則由其正式授權代表出席)或由代表出席及持有獲賦予可在大會上投票權利之本公司股份之一名或多名股東，而就有關股份已繳之股款總額須相等於賦予該項權利之所有股份之繳足股款總額不少於十分之一。

由代表股東之人士或倘股東為法團而由其正式授權代表提出之要求應被視為與股東提出之要求相同。

公司細則第67條規定，除非經正式提出投票表決要求，而有關要求並無撤回，否則由主席宣稱若決議案已獲通過，或於無異議情況下獲通過，或經特定大多數或不獲特定大多數股東通過，或有關要求失敗，則就此於本公司會議記錄所記入之結果應為事實之最終憑證，而毋須證明就決議案投贊成票或反對票之數目或比例。

此致

列位股東 台照

江益明
主席
謹啟

二零零五年八月二十六日

修訂公司細則

董事有意於股東週年大會上提呈一項特別決議案，以修訂公司細則。修訂之目的，是致令公司細則符合上市規則附錄十四經修訂後有關條文以及其他條文的規定，而上市規則的新修訂條文已於二零零五年一月一日生效。

該修訂之撮要如下：

1. 於股東會上，需按上市規則要求投票表決。

2. 任何董事持有佔所有投票權總額百分之五或以上的代表投票權，須按上市規則要求投票表決。

3. 公司須按上市規則要求，公佈投票表決結果。

4. 每位董事均需至少每三年輪值告退一次。

有關本公司修訂公司細則的建議全文，載於本通函第九至第十頁股東週年大會通告第5項建議特別決議案。

推薦意見

董事認為重選董事、授出發行股份之一般授權及修訂公司細則乃符合本公司及股東之利益，故推薦 閣下投票贊成在股東週年大會上提呈之所有有關決議案。

建議重選董事

根據公司細則第87(1)及第87(2)條，在本公司之每屆股東週年大會上，當時三分之一董事(或若其人數並非三之倍數，則以最接近但不超過三分之一人數為準)將輪席告退。輪席告退之董事可予重選。於決定須輪席告退之指定董事或董事數目時，根據公司細則第86(2)條獲委任之任何董事不應被計算在內。根據公司細則第87(1)條，董事會主席及／或董事總經理毋須(於擔任有關職位期間)輪席告退，而於決定每年須輪席告退之董事數目時亦不應被計算在內。因此，在股東週年大會上，江益明先生毋須輪席告退，而於決定須輪席告退之董事數目時亦不應被計算在內。

根據公司細則第86(2)條，任何獲董事會委任的董事的任期，應直至股東週年大會舉行日期，而彼符合資格，可予以重選。因此，陳櫻之小姐，彼為執行董事，雲惟生先生、徐可剛先生、黎翊誼小姐及劉建漢先生，彼等為非執行董事，及霍錦就先生、王曉青先生及曹漢璽先生，彼等為獨立非執行董事，乃根據公司細則第86(2)條獲董事會委任，將於股東週年大會告退，並符合資格重選連任。

於二零零五年八月二十四日(即本通函刊印前之最後實際可行日期(「最後實際可行日期」))，在股東週年大會上將予重選之董事之簡歷載列於本通函附錄一。

發行股份之一般授權

在股東週年大會上將提呈一項普通決議案，動議授予董事一般及無條件授權，進一步配發及發行最多佔本公司於通過決議案之日已發行股本面值總額20%之股份。根據上市規則，在本公司未獲得聯交所事先批准前，不得於購回任何股份後三十日期間內發行新股份或宣佈發行新股份之建議。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司†
(於百慕達註冊成立之有限公司)
(股份代號:526)

董事:
江益明先生 *(主席)*
陳櫻之小姐
雲惟生先生*
徐可剛先生*
黎翊誼小姐*
劉建漢先生*
霍錦就先生**
王曉青先生**
曹漢璽先生**

* *非執行董事*
** *獨立非執行董事*

註冊辦事處:
Clarendon House
2 Church Street
Hamilton, HM 11
Bermuda

主要辦事處:
香港新界
荃灣沙咀道57號
荃運工業中心
第二期24樓E-H座

敬啟者:

建議重選董事
建議授出發行股份之一般授權
建議修訂公司細則
及
股東週年大會通告

緒言

通達工業(集團)有限公司(「本公司」)謹訂於二零零五年九月二十三日召開股東週年大會(「股東週年大會」)。本通函旨在向 閣下詳述將於股東週年大會上處理之事項。有關事項為:(i)重選本公司董事(「董事」),(ii)授出發行本公司股份(「股份」)之一般授權,及(iii)建議修訂本公司現有之公司細則(「公司細則」)。

本通函載有香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)規定須向股東(「股東」)刊發之説明文件,以便提供一切合理所需資料,確使各股東可在資料充足之情況下,可於股東週年大會上,決定投票贊成或反對提呈之決議案。

† *僅供識別*

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下對本通函任何方面**如有任何疑問**，請諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之通達工業(集團)有限公司股份**全部售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司†

(於百慕達註冊成立之有限公司)

(股份代號：526)

建議重選董事
建議授出發行股份之一般授權
建議修訂公司細則
及
股東週年大會通告

本公司謹訂於二零零五年九月二十三日上午十時正假座香港九龍尖沙咀彌敦道二十號香港喜來登酒店三樓唐廳II舉行股東週年大會，大會通告載於本通函第八至第十頁。若　閣下未能出席大會，務請盡快將隨附之代表委任表格按其上印備之指示填妥及交回，且無論如何須於股東週年大會指定舉行時間48小時前交回。

† *僅供識別*

二零零五年八月二十六日

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 526)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at 3rd Floor, Tang Room II, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 23rd September, 2005, at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2005.
2. To elect directors and to authorise the board of directors to fix remuneration of directors.
3. To appoint auditors and to authorise the board of directors to fix their remuneration.
4. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

A. **"THAT**

(a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (as defined below) or the exercise of the subscription rights under the share option scheme of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company ("Bye-laws") or any applicable laws to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. As special business, to consider and, if thought fit, pass (with or without modification) the following resolution as a special resolution:

"**THAT** the existing Bye-laws be and are hereby amended as follows:

Bye-law 66

(i) by inserting the words "voting by way of poll is required by the rules of the Designated Stock Exchange or" after the words "shall be decided by a show of hands unless" in Bye-law 66; and

(ii) by deleting the full stop at the end of existing Bye-law 66(d) and replacing therewith a semicolon and the word "or" and inserting the following new Bye-law 66(e):–

"(e) if required by the rules of the Designated Stock Exchange, by the chairman of the meeting and/ or the Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent or more of the total voting rights of all the members having the right to vote at the meeting."

Bye-law 68

By deleting the existing Bye-law 68 in its entirety and substituting the following:–

"68 If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

Bye-law 87

(i) by deleting the existing Bye-law 87(1) in its entirety and substituting the following:–

"87(1) Notwithstanding any other provisions in the Bye-laws, at each annual general meeting one-third of the Directors (including the chairman of the Board and/or the managing director of the Company) for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall retire from office by rotation at least once every three years."

(ii) by inserting the words "and shall continue to act as a Director throughout the meeting at which he retires" after the word "re-election" at the end of the first sentence of the existing Bye-law 87(2).

Note: The Chinese translation of the amendments to the Bye-laws is for reference only. In case of any inconsistency, the English version shall prevail.

By Order of the Board
Kong Yick Ming
Chairman

Hong Kong, 26th August, 2005

Principal Office:
Flat E-H
24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan
New Territories
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a certified copy of that power of authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 16th September, 2005 to 23rd September, 2005, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on 15th September, 2005.

As at the date of this announcement, the Board comprises Mr. Kong Yick Ming being the chairman and executive director, Ms. Chan Ying Gi, Dorice, being an executive director, Mr. Hoon Wee Teng, Will, Mr. Patrick Zee, Mr. Lau Kin Hon and Ms. Lai Yik Yee, Andona being non-executive directors, Mr. Fok Kam Chau, Peter, Mr. Tso Hon Sai, Bosco and Mr. Wong Hui Ching, Jeoffrey being independent non-executive directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司†

(於百慕達註冊成立之有限公司)

(股份代號:526)

股東週年大會通告

茲通告本公司謹訂於二零零五年九月二十三日上午十時正假座香港九龍尖沙咀彌敦道二十號香港喜來登酒店三樓唐廳II舉行股東週年大會,以便處理下列事項:

1. 省覽截至二零零五年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 選任董事及授權董事會釐定其酬金。

3. 委聘核數師及授權董事會釐定其酬金。

4. 考慮及酌情通過下列各項決議案為普通決議案:

A. 「**動議**:

(a) 在本決議案第(c)段之限制下,一般及無條件授權本公司董事在有關期間(見下列定義)內行使本公司一切權力,以配發、發行或以其他方式處置本公司股本中之額外股份,及訂立或授予可能須行使該等權力之提議、協議及購股權;

(b) 在本決議案(a)段之批准下,授權本公司董事於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之提議、協議及購股權;

(c) 本公司董事根據本決議案第(a)段批准所配發或有條件或無條件同意配發之股本總面值(不論是否根據購股權或其他方式配發者),不得超過本公司於本決議案通過當日之已發行股本總面值之20%,而上述之批准須受此數額限制,惟根據配售新股(見下列定義)或根據本公司的購股權計劃所附之權利行使認購權而配發者除外;及

(d) 就本決議案而言:

「有關期間」指本決議案通過之日至下列日期(以最早者為準)止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日;及

(iii) 在本公司股東大會通過普通決議案撤銷或修訂本決議案之日;及

「配售新股」指董事於指定期間內,根據於某一指定記錄日期名列於該日之持股比例,向彼等提出之股份配售建議(惟本公司董事有權就零數股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定作出本公司董事認為必須或權宜之豁免或其他安排)。」

5. 作為特別事項,考慮並酌情通過下列決議案(無論有否修訂)為特別決議案:

「**動議**:修訂本公司現有之公司細則如下:

公司細則第66條:

i) 於公司細則第66條「由舉手投票決定除非」等字後加入「按指定交易所要求需要投票表決或」;及

ii) 刪除公司細則第66條(d)末之句號並以冒號及「或」字取代及加入以下新的公司細則第66條(e):

「(e) 按指定交易所要求,由會議主席及/或一位或多位個別或聯合持有佔所有於會議上有權投票之股東之總投票權百分之五或以上之代表投票權。」

公司細則第68條:

刪除現有公司細則第68條之全部並以下列取代:—

「68 若投票表決被適當要求,該投票表決之結果將被當作於被要求投票表決之會議之議決。本公司只需按指定交易所要求披露投票表決的投票數目。」

公司細則第87條:

(i) 刪除現在公司細則第87條(1)之全部並以下列取代:—

「87(1) 無視公司細則之其他條款,於每個股東週年大會上,現有之三分一董事(包括本公司董事會主席及/或董事總經理)(若其數目非三之倍數,則以最接近但不少於三分一之數)須輪席告退,惟每位董事(包括獲委任特定年期者)均須至少每三年輪席告退一次。」

(ii) 於現有公司細則第87(2)條第一句末「重選」等字之後加入「及繼續於整個他告退之會議中擔任董事。」

附註: 通函內載有有關公司細則所作修訂詳情之中文句語翻譯僅供參考。倘有任何歧義,概以英文版本為準。

承董事會命
江益明
主席

香港,二零零五年八月二十六日

香港新界荃灣沙咀道57號
荃運工業中心第二期24樓E - H座

附註：

(1) 凡有權出席上述通告召開之大會並可於會上投票之股東，均有權委派代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之有關副本，最遲須於大會或其續會舉行時間四十八小時前送交本公司在香港主要辦事處，方為有效。

(2) 本公司將由二零零五年九月十六日起至二零零五年九月二十三日止（包括首尾兩天）暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。如欲獲派將於股東週年大會上批准之末期股息，則所有股份過戶文件必須連同有關股票最遲須於二零零五年九月十五日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

於本公佈發表日期，董事會由主席及執行董事江益明先生、執行董事陳櫻之小姐、非執行董事雲惟生先生、徐可剛先生、劉建漢先生及黎翊誼小姐，以及獨立非執行董事霍錦就先生、曹漢璽先生及王曉青先生組成。

† *僅供識別*

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業（集團）有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 526)

(1) CHANGE OF DIRECTORS AND SENIOR MANAGEMENT PERSONNEL: RESIGNATION AND APPOINTMENT OF CHIEF EXECUTIVE OFFICER; RESIGNATION AND APPOINTMENT OF DIRECTORS; RE-DESIGNATION AND RESIGNATION OF DIRECTOR; AND APPOINTMENT AND RESIGNATION OF AUDIT COMMITTEE MEMBERS, AUTHORISED REPRESENTATIVES AND COMPANY SECRETARY; (2) OPERATION AND FINANCIAL POSITIONS OF THE GROUP; AND (3) DELAY IN PUBLICATION OF ANNOUNCEMENT

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company", together with its subsidiaries, the "**Group**") announces the followings:

(1) CHANGE OF DIRECTORS AND SENIOR MANAGEMENT PERSONNEL

RESIGNATIONS AND APPOINTMENTS OF CHIEF EXECUTIVE OFFICER

Mr. Chan Chun Hing had resigned as chief executive officer of the Company with effect from 8 April 2005 and Mr. Peter A. Lee (alias Lee Peter Kwa Ching) had been appointed as chief executive officer of the Company with effect from 1 April 2005.

With effect from 10 May 2005, Mr. Peter A. Lee had resigned as chief executive officer of the Company for personal reasons and Mr. Chiao Li has been appointed as chief executive officer of the Company.

Mr. Chiao Li, aged 39, has more than fourteen years of experience in the fields of investment banking and corporate finance. He possesses extensive knowledge in debt restructuring, corporate turnaround, leverage buy-out, distressed debts analysis and risks assessments. Before joining the Group, he had served at management positions for various international investment institutions, including CSFB, Sumitomo Trust, and Warburg. He graduated from National Taiwan University, and later obtained his M.B.A. degree from the University of Illinois at Urbana-Champaign, U.S.A.

Mr. Chiao Li, however, had resigned as chief executive officer of the Company for personal reasons with effect from 27 July 2005.

In view of the issues contained in this announcement, the Board has decided to seek for a suitable candidate for this chief executive officer position through an independent recruitment agency, results of which will be announced when such candidate is found and approved by the Board.

APPOINTMENT OF DIRECTORS

Mr. Wong Hui Ching, Jeoffrey has been appointed as an independent non-executive director of the Company with effect from 11 April 2005.

Mr. Lau Kin Hon has been appointed as an independent non-executive director of the Company with effect from 19 April 2005. On 31 May 2005, he was appointed as the company secretary of the Company (further details are set out below), and as a result he has been re-designated as a non-executive director of the Company on the same date, because after his appointment as the company secretary, he could not satisfy the independence criteria pursuant to the Listing Rules.

Besides, Ms. Chan Ying Gi, Dorice has been appointed as a non-executive director of the Company with effect from 19 April 2005. On 31 May 2005, Ms. Chan Ying Gi, Dorice has been re-designated as an executive director of the Company with effect from that same date.

Further, Mr. Tso Hon Sai, Bosco has been appointed as an independent non-executive director of the Company with effect from 31 May 2005.

Ms. Lai Yik Yee, Andona has been appointed as a non-executive director of the Company with effect from 9 August 2005.

Mr. Wong Hui Ching, Jeoffrey, aged 46, is currently engaged in entertainment production business such as artists management, concerts and stage productions, and he has over 10 years of experience in the field of property development and consulting. He had his high school in Canada and afterward, he continued his education at L.A. Valley City College, U.S.A. Mr. Wong did not hold any directorship in any public listed companies in the last three years.

Mr. Wong's length of service as an independent non-executive director are two years, subject to retirement by rotation and re-election at the next annual general meeting of the Company, in accordance with the bye-laws of the Company. Mr. Wong is entitled to an annual remuneration of HK$120,000 which was determined by the Board with reference to his duties and responsibilities with the Company and an annual remuneration of HK$120,000 for acting as an audit committee member of the Company. Mr. Wong is not entitled to any other emoluments. Mr. Wong does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company, nor does he hold any other position with the Company or any of its subsidiaries save as an independent non-executive director and an audit committee member of the Company. As at the date of this announcement, Mr. Wong does not have any interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Lau Kin Hon, aged 37, is currently a partner of Messrs. Tang Tso & Lau, solicitors and he is a practising solicitor since 1992. He received his Bachelor of Laws degree from University College, London. Mr. Lau was the independent non-executive director of Fujian Group Limited, Seapower Resources International Limited and I-China Holdings Limited respectively. Save as disclosed above, Mr. Lau did not hold any other directorship in any public listed companies in the last three years. Currently, Mr. Lau does not hold any directorship in any other public listed companies.

Mr. Lau's length of service as a non-executive director are two years, subject to retirement by rotation and re-election at the next annual general meeting of the Company, in accordance with the bye-laws of the Company. No director's fee or emoluments of any kind is payable to Mr. Lau for his service as a non-executive director of the Company, except that he is entitled to an annual remuneration of HK120,000 for acting as a member of the audit committee. Such fee was determined by the Board with reference to his duties and responsibilities with the Company. Further, he is entitled to an annual remuneration of HK650,000 for his position as the company secretary of the Company. Mr. Lau had resigned as a member of the audit committee of the Company on 18 August 2005.

Mr. Lau does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company, nor does he hold any other position with the Company or any of its subsidiaries save as a non-executive director, company secretary, and an authorised representative of the Company. As at the date of this announcement, Mr. Lau does not have any interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Chan Ying Gi, Dorice, aged 54, is a private investor. She has over 30 years' experience in jewelry and apparel trading. She also has over 30 years' experience in property and securities investment. Ms. Chan did not hold any directorship in any public listed companies in the last three years.

Ms. Chan's length of service as an executive director has not been determined and she will hold office only until the next annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. No director's fee or emoluments of any kind is payable to Ms. Chan for her service as an executive director of the Company.

Ms. Chan is deemed to have a beneficial interest in 150,195,198 shares (constituting 17.28% of the total issued share capital) of the Company, hence a substantial shareholder of the Company, of which 117,491,777 shares are owned through Primewell Investment Limited, being a company the entire issued share capital of which is beneficially owned by Ms. Chan, and the balance of which or 32,703,421 shares are owned by her personally. In addition, Ms. Chan is the mother of Ms. Kok Zhi Yi, Katrina, a non-executive director of the Company.

Save as the aforesaid, Ms. Chan does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company, nor does she hold any other position with the Company or any of its subsidiaries save as an executive director of the Company. Also, she does not have any other interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Tso Hon Sai, Bosco, aged 40, is currently a partner of Messrs. Bosco Tso & Partners, Solicitors and he has been a Hong Kong practising solicitor since 1990. Mr. Tso received his

Bachelor of Laws degree from King's College, London. Mr. Tso was an independent non-executive director of Emperor Entertainment Limited, a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, from November 2000 to September 2004. Mr. Tso is currently an independent non-executive director of another Hong Kong listed company, Fortuna International Holdings Limited. Save as disclosed above, Mr. Tso did not hold any other directorship in any public listed companies in the last three years.

Mr. Tso's length of service as an independent non-executive director are two years, subject to retirement by rotation and re-election at the next annual general meeting of the Company, in accordance with the bye-laws of the Company. Mr. Tso is entitled to an annual remuneration of HK$120,000 which was determined by the Board with reference to his duties and responsibilities with the Company and an annual remuneration of HK$120,000 for acting as an audit committee member of the Company. Mr. Tso is not entitled to any other emoluments.

Mr. Tso does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company, nor does he hold any other position with the Company or any of its subsidiaries save as an independent non-executive director and an audit committee member of the Company. As at the date of this announcement, Mr. Tso does not have any interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Lai Yik Yee, Andona, aged 46, has 25 years' experience in business operation in the areas of EMS/OEM sub-contractor and manufacturing field. She obtained her B.Sc. degree in Business Administration from Century University, USA and MBA degree in Marketing from Columbia Southern University, USA. Ms. Lai was appointed as non-executive director of the Company with effect from 9 August 2005. She did not hold any directorship in any public listed companies in the last three years.

Ms. Lai's length of service as a non-executive director are two years, subject to retirement by rotation and re-election at the next annual general meeting of the Company, in accordance with the bye-laws of the Company. No director's fee or emoluments of any kind is payable to Ms. Lai for her service as a non-executive director of the Company.

Ms. Lai does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company, nor does she hold any other position with the Company or any of its subsidiaries save as a non-executive director of the Company. Ms. Lai does not have any interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Saved as disclosed above, there is no other matter in relation to the appointments of Mr. Wong Hui Ching, Jeoffrey, Mr. Lau Kin Hon, Ms. Chan Ying Gi, Dorice, Mr. Tso Hon Sai, Bosco and Ms. Lai Yik Yee, Andona that will need to be brought to the attention of the shareholders of the Company.

RESIGNATION OF DIRECTORS

Mr. Chan Chun Hing and Mr. U Keng Tin have resigned as executive director and independent non-executive director of the Company respectively with effect from 19 April 2005.

Mr. Lee Kwan Hung, Eddie has resigned as independent non-executive director of the Company with effect from 23 April 2005.

Mr. Yau Sui Ki, Christie has resigned as non-executive director of the Company with effect from 25 April 2005.

Mr. Lee Lok Man and Mr. Leung Ka Cheuk have resigned as non-executive directors of the Company, both with effect from 27 April 2005.

Mr. Peter A. Lee has resigned as executive director of the Company with effect from 10 May 2005.

Mr. Lau Chi Kit, Edwin has resigned as non-executive director of the Company with effect from 17 August 2005.

In relation to their resignations, Mr. Chan Chun Hing stated that there are a number of issues regarding management, corporate governance and internal control of the Company that he wanted to bring to the attention of the Stock Exchange. The Company, however, had not been informed of any further details thereof. Mr. U Keng Tin stated that he has disagreements with the Board concerning the Company's lack of corporate governance, proper records filing, internal controls and audit trails that need to be brought to the attention of the shareholders of the Company and the Stock Exchange. Mr. Lee Kwan Hung, Eddie stated that he has disagreement with the Board on issues regarding management, corporate governance and internal control of the Company and these are matters that need to be brought to the attention of the shareholders of the Company and the Stock Exchange.

The Board has been following up on the issues raised by Mr. Lee Kwan Hung, Eddie, Mr. Chan Chun Hing and Mr. U Keng Tin and concluded that, save as to the matters contained in this announcement, those issues were either unsubstantiated, resolved or have been superceded by subsequent events. The Stock Exchange is still looking into the matters complained by the outgoing directors and reserve the right to request the Company to further clarify any outstanding issues.

Mr. Peter A. Lee, Mr. Yau Sui Ki, Christie, Mr. Lee Lok Man, Mr. Leung Ka Cheuk and Mr. Lau Chi Kit, Edwin have confirmed that they have no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company and the Stock Exchange in relation to their resignations. They resigned as directors of the Company due to their personal reasons. The existing management therefore considered it unnecessary to discuss with any one of them on the details of their personal reasons for their resignations. Further, the Board considered it would be more conducive to investigate the issues raised by the other three resigned directors at that time.

RE-DESIGNATION AND RESIGNATION OF DIRECTOR

Ms. Kok Zhi Yi, Katrina has been re-designated from executive director to non-executive director of the Company with effect from 19 April 2005 which has been agreed by the Board and Ms. Kok herself for the reason of the time commitment for the position of an executive director. She resigned from the Board with effect from 9 August 2005.

Ms. Kok Zhi Yi, Katrina, aged 22, graduated from Buckinghamshire Chilterns University College and possesses a Bachelor of Arts degree with Honours. Ms. Kok did not hold any directorship in other listed companies in the last three years. Before her resignation, Ms. Kok's length of service as a non-executive director of the Company has not been determined and she would hold office only until the next following annual general meeting of the Company and would then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has determined that no director's fee or emoluments of any kind would be payable to Ms. Kok for her service as a non-executive director of the Company. However, she is entitled to an annual remuneration of HK$624,000 being consultant fees for her consultant services to provide the Company with contemporary and artistic designs in furniture and households products.

Save as the fact that Ms. Kok is the daughter of Ms. Chan Ying Gi, Dorice, an executive director of the Company, Ms. Kok has no relationship with any directors, senior management or substantial or controlling shareholders of the Company. Save as aforesaid, Ms. Kok does not have any interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Saved as disclosed above, there is no other matter in relation to the re-designation of Ms. Kok that will need to be brought to the attention of the shareholders of the Company.

Ms. Kok has confirmed that she has no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company and the Stock Exchange in relation to her resignation. She resigned due to her personal reasons.

Please also refer to the paragraph headed "Appointment of Directors" above for further details of the re-designation of Mr. Lau Kin Hon and Ms. Chan Ying Gi, Dorice as the non-executive director and executive director of the Company respectively.

APPOINTMENT OF AUDIT COMMITTEE MEMBERS

With effect from 21 April 2005, Mr. Fok Kam Chau, Peter and Mr. Lau Kin Hon have been appointed as members of the audit committee of the Company. Mr. Wong Hui Ching, Jeoffrey has been appointed as a member of the audit committee of the Company with effect from 27 April 2005. Mr. Tso Hon Sai, Bosco has also been appointed as a member of the audit committee of the Company with effect from 18 August 2005.

Mr. Hoon Wee Teng, Will resigned as a member of the audit committee of the Company on 22 July 2005. Mr. Lau Kin Hon resigned as a member of the audit committee of the Company on 18 August 2005

In addition to their directors' emoluments, if any, each of the audit committee members is entitled to an annual remuneration of HK$120,000 for acting as members of the audit committee of the Company.

APPOINTMENT OF AUTHORISED REPRESENTATIVES

Mr. Peter A. Lee and Mr. Kwong Alvin Lin-pik have been appointed as authorised representatives of the Company with effect from 21 April 2005.

On 31 May 2005, Mr. Lau Kin Hon and Mr. Patrick Zee have been appointed as the new authorised representatives of the Company in place of Mr. Peter A. Lee and Mr. Kwong Alvin Lin-Pik.

APPOINTMENT OF COMPANY SECRETARY

Mr. Kwong Alvin Lin-pik has been appointed as the company secretary with effect from 20 April 2005. The former company secretary, Ms. Li Fun, Replen, has resigned on 30 March 2005, and since then and up to (but excluding) the date of the appointment of Mr. Kwong as company secretary, the position of company secretary has been vacant. During the intervening period, the Company was in search of a suitable candidate to take up the position of company secretary, and the company secretarial work was temporarily taken up during the vacant period by the Board as a whole.

Mr. Kwong is a professional accountant and a fellow member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwong was the company secretary of the Company from 28 June 2000 to 19 November 2003 and from 10 December 2004 to 4 February 2005.

Mr Kwong has ceased to act as the company secretary of the Company with effect from 31 May 2005 after his employment as the chief financial officer of the Company was terminated pursuant to the terms of his employment contract on 26 May 2005. The Board and Mr. Kwong have confirmed that there was no matter that should be brought to the attention of the shareholders of the Company. On 31 May 2005, Mr. Lau Kin Hon has been appointed as the company secretary of the Company with effect from the same date. Please refer to the paragraph headed "Appointment of directors" for further details of Mr. Lau Kin Hon.

The Board would like to thank Mr. Chan Chun Hing, Mr. Peter A. Lee, Mr. Chiao Li, Mr. U Keng Tin, Mr. Lee Kwan Hung, Eddie, Mr. Yau Sui Ki, Christie, Mr. Lee Lok Man, Mr. Leung Ka Cheuk, Ms. Li Fun, Replen, Mr. Kwong Alvin Lin-pik, Ms. Kok Zhi Yi, Katrina and Mr. Lau Chi Kit, Edwin for their services to the Company.

(2) OPERATION AND FINANCIAL POSITIONS OF THE GROUP

SENIOR MANAGEMENT

The existing Directors and the senior management of the Group are in charge of the Group's business and are all performing their duties with the Group. As at the date of this announcement, apart from the chief executive officer, the senior management of the Company are as follows:

Mr. Poon Wing Chuen, *Financial Controller* (joined on 20 June 2005)
Ms. Yang Shu Ying, *International Sales Manager*

The Board believes, together with the senior management of the Company, they have sufficient expertise and relevant management experience to manage the existing business of the Company, notwithstanding the fact that there have been frequent changes in their composition recently.

FINANCIAL POSITION OF THE GROUP

Reference is made to the results announcement of the Company (the "**Results Announcement**") published on The Standard on 25 July 2005 in relation to the results of the Company for the year ended 31 March 2005 wherein the auditors of the Company have given a qualified opinion of the Company's financial statements. At the request of the Stock Exchange and to keep the public and the shareholders informed on the matters therein, the Company hereby clarifies and announces as follows:

(a) Legal actions by the creditors of the Company

It was reported in the Results Announcement that certain creditors of the Group have taken legal actions to recover overdue balances totalling approximately HK$34 million, and that some of the creditors have also applied to the court in the PRC to freeze certain plant and machinery and bank balances, and foreclosure orders have been obtained in relation to the same. Such legal actions have not been previously announced as the management during the course of such proceedings considered that the claims of each individual legal action was insignificant, when considered separately, when they were individually compared to the Group's then net asset value. These actions were commenced separately by different parties sporadically and were spread out in various months starting from July 2004.

Despite the foreclosure orders, the Group has been able to continue the use of such plant and machinery and the day to day production operation has not been affected as no action has been taken by the creditors to enforce the foreclosure orders. In the meantime, the Board is negotiating with the creditors for settlement and seeking additional funding from various sources. The Board considers that if the execution is enforced by the creditors in respect of the foreclosure orders, the plant and machinery subject to such orders would be seized and become out of use by the Company. The Company will have to outsource certain production operations to other manufacturers in the short term.

Notwithstanding the above, the management confirms that the Group is carrying out a sufficient level of operations and have tangible assets of sufficient values. As shown in the Results Announcement, turnover for the year ended 31 March 2005 was about HK$445

million, and was comparable to the previous year end of about HK$470 million. In addition, the Group has a net asset value of about HK$97 million.

At present, the Group has a very tight cash flow position given the results of the PRC legal actions and the overdue balances. However, the Board is of the view that such position would be improved given that new orders received since July has gradually resumed to normal as compared with the average monthly orders received in the first six months this year, and the Board anticipates that new orders would at least maintain at such level in the coming months given the Group's effort in successfully expanding its customer bases in various overseas markets (the U.S., Canada, Australia, Italy and the U.K.) and the development of new products to high-margin OEM customers.

Further, the Board has been taking steps to improve the current cash flow position by seeking various sources of additional funding including disposing certain of the non-core office units in Hong Kong, non-essential assets in the PRC (such as excessive inventories and idle assets), and through equity and debt fund raising exercises; obtaining continuing support from creditors and banks by renewing existing loan facilities, extending repayment dates and negotiating for additional credit facilities; obtaining new short-term loan secured on the Group's leasehold land and buildings located in Hong Kong (a sum of HK$15 million has been obtained subsequent to the balance sheet date); implementing an incentive bonus scheme to reward successful debts collection from the domestic sales customers; and implementing measures in cost-cutting and strengthening of internal controls especially in the procurement and production cycles.

The Board undertakes to keep the investing public informed, among others, of the cash flow position and status of debt repayment from time to time by way of further announcements.

(b) Long-term borrowings

It was reported in the Results Announcement that a half-yearly instalment repayment of HK$4,855,000, which was due in March 2005, was fully settled subsequent to the balance sheet date. With regards to an instalment repayment which will become due in the coming September, the Board is still negotiating with the bank to postpone the repayment date in order to relief the cash flow pressure the Company is currently facing. If such extension of repayment could not be made, the Company will face a more hostile cash flow pressure, and the Company will have to seek further and additional sources of funding as stated above.

(c) Impairment loss

It was reported in the Results Announcement that an impairment loss of about HK$75 million for the property, plant and equipment ("PPE") with carrying value of about HK$323 million at balance sheet date was made by the Group which the auditors were unable to form an opinion.

In order to assess the value in use of the PPE, the Company has provided a cashflow forecast to the auditors for assessment. The auditors considered that there is no concrete basis for such cashflow forecast, in view of the unsatisfactory performance of the Group during the last financial period. The basis of the management in such impairment loss recognition are (a) for land and building, the difference between the indicative value stated in the valuation report and their book value, (b) for certain machineries not in use, provision for their full book value and (c) for equipment idle for over 1 year, provision for their full book value.

(d) Books and records

It was reported in the Results Announcement that certain books and records of the Company have been misallocated. The Board wishes to clarify that those records should have been located at local level of sales and marketing units in the PRC. The Board considers that due to the high turnover of staff at local level in the PRC, some of these records were mislocated. Full provisions have already been made to the matters in relation to such misallocated books and records. The Board has been taking steps to recover the same, if possible, and new measures to improve records keeping at these local levels.

For clarity purpose, the Board confirms that the books and records of the Group which are required to be kept under various provisions of the Laws of Hong Kong are properly kept.

(e) Provisions of doubtful debts

As reported in the Results Announcement, the Group has a discrepancy of the provision of about HK$41 million of doubtful debts. The Board has taken steps to clarify such discrepancy and is expected to report its preliminary findings in due course.

OPERATION POSITION OF THE GROUP

All things considered, the Board is of the view that the business of the Group as a whole has been affected by the recent and frequent changes of its composition of the Board, the legal actions in the PRC and its current short term financial difficulties. However, the Board is optimistic that such position would improve as most of the changes of the key personnel were effected a few months ago, and the current Board is settled and the Directors are all committed to the Company.

Secondly, principal business activity of the Company is household products manufacturing and the production facilities and operation systems, whilst somewhat affected by the changes to the composition of the board of Directors, may still be considered normal within those areas.

(3) DELAY IN PUBLICATION OF ANNOUNCEMENT

Pursuant to Rule 13.51(2) of the Listing Rules, the Company is required to make arrangements to ensure that an announcement of any appointments, resignation or re-designation of the director or supervisor to be published in the newspapers as soon as practicable. Given the extensive and frequent changes in the composition of the Board in the recent months, and issues raised by some of the outgoing directors, extra time and effort are required by the Board to investigate and to clarify their issues raised, and consequently, further time is required for the Board to clarify its position in relation to the same. As a result, the Board was unable to announce such changes earlier and resulted in the delay in the publication of this announcement which may be regarded to be in breach of this Rule 13.51(2). The Stock Exchange reserves its rights to take appropriate actions against the Company and its directors in respect of such breaches.

Because of the matters contained in this announcement, the Company's existing management team considers it prudent to appoint and establish an independent board committee to look into the matters of financial records and conditions, internal control, operational policies and conditions for purposes of enhancing the Company's on-going business operations as a whole. On 1 August 2005, the Board has resolved and established the independent board committee comprising Mr. Fok Kam Chau, Peter, Mr. Lau Kin Hon and Mr. Wong Hui Ching, Jeoffrey for the aforesaid purposes. On 18 August 2005, Mr. Lau Kin Hon was replaced by Mr. Tso Hon Sai, Bosco. The independent board committee will report its findings to the board of Directors and will make recommendations and suggestions thereon to the Board and make disclosures where appropriate according to the relevant provisions of the Listing Rules.

By Order of the Board
Magician Industries (Holdings) Limited
Kong Yick Ming
Chairman

Hong Kong, 22 August, 2005

As at the date of this announcement, the Board comprises Mr. Kong Yick Ming being the chairman and executive director, Ms. Chan Ying Gi, Dorice, being an executive director, Mr. Hoon Wee Teng, Will, Mr. Patrick Zee, Mr. Lau Kin Hon and Ms. Lai Yik Yee, Andona being non-executive directors, Mr. Fok Kam Chau, Peter, Mr. Tso Hon Sai, Bosco and Mr. Wong Hui Ching, Jeoffrey being independent non-executive directors.

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：526)

(1)董事及高級管理人員之變動：
行政總裁之辭任及委任；
董事之辭任及委任；
董事之調任及辭任；及
審核委員會成員、法定代表及公司秘書之委任及辭任；
(2)本集團之營運及財政狀況；及
(3)延遲刊登公佈

通達工業(集團)有限公司(「本公司」，連同其附屬公司統稱為「**本集團**」)之董事會(「董事會」)宣佈以下各項：

(1) 董事及高級管理人員之變動
行政總裁之辭任及委任

陳駿興先生已辭任本公司行政總裁一職，自二零零五年四月八日起生效，而李果正先生已獲委任為本公司之行政總裁，自二零零五年四月一日起生效。

自二零零五年五月十日起，李果正先生已因個人理由辭任本公司行政總裁一職，而喬立先生已獲委任為本公司之行政總裁。

喬立先生，39歲，具超過14年投資銀行及企業融資之豐富經驗。他積累豐厚專業知識於企業債務重組，營運扭轉，槓桿收購，疲憊債券分析，以及各類風險評估。加入本集團前，喬先生曾於數間跨國投資機構擔任管理職位，包括CS第一波士頓，住友信託及華寶。喬先生畢業於國立台灣大學並獲美國伊利諾大學香檳校區工商管理碩士學位。

然而，喬立先生已因個人理由辭任本公司行政總裁一職，自二零零五年七月二十七日起生效。

鑑於本公佈所載之事宜，董事會已決定透過獨立招聘顧問公司物色行政總裁之合適人選。本公司將於物色到合適人選及獲董事會批准時公佈結果。

董事之委任

王曉青先生已獲委任為本公司之獨立非執行董事，自二零零五年四月十一日起生效。

劉建漢先生已獲委任為本公司之獨立非執行董事，自二零零五年四月十九日起生效。於二零零五年五月三十一日，彼獲委任為本公司之公司秘書(有關之進一步詳情載於下文)，因此，彼於同日調任為本公司之非執行董事，因於彼獲委任為公司秘書後，彼無法符合上市規則之獨立性要求。

此外，陳櫻之小姐已獲委任為本公司之非執行董事，自二零零五年四月十九日起生效。於二零零五年五月三十一日，陳櫻之小姐已調任為本公司之執行董事，自該日起生效。

此外，曹漢璽先生已獲委任為本公司之獨立非執行董事，自二零零五年五月三十一日起生效。

黎翊誼小姐已獲委任為本公司之非執行董事，自二零零五年八月九日起生效。

王曉青先生，46歲，現從事歌星經理人、演唱會及舞台娛樂製作業務。王先生擁有逾10年物業發展及顧問經驗。中學時就讀於加拿大，其後於美國L.A. Valley City College繼續學業。王先生於過去三年並無於任何公眾上市公司擔任任何董事職務。

王先生擔任獨立非執行董事之任期為兩年，須按照本公司之公司細則於本公司之下屆股東週年大會上輪值退任及重選。王先生有權收取年度酬金120,000港元（有關金額乃由董事會參照彼對本公司之職務及責任而釐定），並有權就擔任本公司之審核委員會成員收取年度酬金120,000港元。王先生無權收取任何其他酬金。王先生與本公司之任何董事、高級管理層或主要或控股股東並無任何關係，而除擔任本公司之獨立非執行董事及審核委員會成員外，彼亦並無於本公司或其任何附屬公司擔任任何其他職位。於本公佈發表日期，王先生並無於本公司之證券（定義見證券及期貨條例第XV部）中擁有任何權益。

劉建漢先生，37歲，現為鄧曹劉律師行之合夥人，自一九九二年起為執業律師。劉先生擁有University College, London法律學士學位。彼曾擔任福海集團有限公司、凱暉國際實業有限公司及I-China Holdings Limited之獨立非執行董事。除上文所披露者外，劉先生於過去三年並無於任何公眾上市公司擔任任何其他董事職務。現時，劉先生並無於任何其他公眾上市公司擔任任何董事職務。

劉先生擔任非執行董事之任期為兩年，須按照本公司之公司細則於本公司之下屆股東週年大會上輪值退任及重選。本公司並無就劉先生擔任本公司之非執行董事應付彼任何董事袍金或任何類型之酬金，惟彼有權就擔任審核委員會成員收取年度酬金120,000港元。有關金額乃由董事會參照彼對本公司之職務及責任而釐定。此外，彼有權就擔任本公司之公司秘書收取年度酬金650,000港元。劉先生已於二零零五年八月十八日辭任本公司審核委員會成員之職務。

劉先生與本公司之任何董事、高級管理層或主要或控股股東並無任何關係，而除擔任本公司之非執行董事、公司秘書及法定代表外，彼亦並無於本公司或其任何附屬公司擔任任何其他職位。於本公佈發表日期，劉先生並無於本公司之證券（定義見證券及期貨條例第XV部）中擁有任何權益。

陳櫻之小姐，54歲，為私人投資者。陳小姐擁有逾30年從事珠寶及服裝貿易之經驗，她亦擁有逾30年投資物業及證券之經驗。陳小姐於過去三年並無於任何公眾上市公司擔任任何董事職務。

陳小姐擔任執行董事並無固定任期，而彼將按照本公司之公司細則擔任職務直至本公司舉行下屆股東週年大會為止，其後於該大會上膺選連任。本公司並無就陳小姐擔任本公司之執行董事應付彼任何董事袍金或任何類型之酬金。

陳小姐被視為擁有150,195,198股本公司股份之實益權益（構成已發行股本總額之17.28%），因此屬於本公司之主要股東，其中117,491,777股股份乃透過Primewell Investment Limited（其全部已發行股本由陳小姐實益擁有）擁有，其餘32,703,421股股份由彼個人擁有。此外，陳小姐為本公司非執行董事葛芷宜小姐之母親。

除上文所述者外，陳小姐與本公司之任何董事、高級管理層或主要或控股股東並無任何關係，而除擔任本公司之執行董事外，彼亦並無於本公司或其任何附屬公司擔任任何其他職位。此外，彼並無於本公司之證券（定義見證券及期貨條例第XV部）中擁有任何其他權益。

曹漢璽先生，40歲，現為曹漢璽律師事務所之合夥人，自一九九零年起為香港執業律師。曹先生擁有英國King's College, London法律學士學位。曹先生於二零零零年十一月至二零零四年九月期間擔任香港聯合交易所有限公司創業板上市公司英皇娛樂集團有限公司之獨立非執行董事。曹先生現為另一間香港上市公司廣益國際集團有限公司之獨立非執行董事。除上文所披露者外，曹先生於過去三年並無於任何公眾上市公司擔任任何其他董事職務。

曹先生擔任獨立非執行董事之任期為兩年，須按照本公司之公司細則於本公司之下屆股東週年大會上輪值退任及重選。曹先生有權收取年度酬金120,000港元（有關金額乃由董事會參照彼對本公司之職務及責任而釐定）及就擔任本公司之審核委員會成員收取年度酬金120,000港元。曹先生無權收取任何其他酬金。

曹先生與本公司之任何董事、高級管理層或主要或控股股東並無任何關係，而除擔任本公司之獨立非執行董事及審核委員會成員外，彼亦並無於本公司或其任何附屬公司擔任任何其他職位。於本公佈發表日期，曹先生並無於本公司之證券（定義見證券及期貨條例第XV部）中擁有任何權益。

黎翊誼小姐，46歲，於電子製造服務／原設備製造分承包及製造方面擁有25年營商經驗。彼於美國Century University取得理科（工商管理）學士學位，並於美國Columbia Southern University取得市場學工商管理碩士學位。黎小姐獲委任為本公司之非執行董事，自二零零五年八月九日起生效。彼於過去三年並無於任何公眾上市公司擔任任何董事職務。

黎小姐擔任非執行董事之任期為兩年，須按照本公司之公司細則於本公司之下屆股東週年大會上輪值退任及重選。本公司並無就黎小姐擔任本公司之非執行董事應付彼任何董事袍金或任何類型之酬金。

黎小姐與本公司之任何董事、高級管理層或主要或控股股東並無任何關係，而除擔任本公司之非執行董事外，彼亦並無於本公司或其任何附屬公司擔任任何其他職位。黎小姐並無於本公司之證券（定義見證券及期貨條例第XV部）中擁有任何權益。

除上文所披露者外，並無任何其他有關委任王曉青先生、劉建漢先生、陳櫻之小姐、曹漢璽先生及黎翊誼小姐之事宜需要知會本公司股東。

董事之辭任

陳駿興先生及余擎天先生已分別辭任本公司之執行董事及獨立非執行董事一職，自二零零五年四月十九日起生效。

李均雄先生已辭任本公司之獨立非執行董事一職，自二零零五年四月二十三日起生效。

丘穗騏先生已辭任本公司之非執行董事一職，自二零零五年四月二十五日起生效。

李樂民先生及梁家卓先生已辭任本公司之非執行董事一職，自二零零五年四月二十七日起生效。

李果正先生已辭任本公司之執行董事一職，自二零零五年五月十日起生效。

劉智傑先生已辭任本公司之非執行董事一職，自二零零五年八月十七日起生效。

就彼等之辭任而言，陳駿興先生表示彼有意知會聯交所有關本公司之管理、企業管治及內部控制問題。然而，本公司並無獲知會有關之任何進一步詳情。余擎天先生表示須知會本公司股東及聯交所，彼與董事會在本公司缺乏企業管治、妥善記錄存檔、內部控制及審核線索方面意見分歧。李均雄先生表示須知會本公司股東及聯交所，彼與董事會在本公司之管理、企業管治及內部控制方面意見分歧。

董事會已跟進李均雄先生、陳駿興先生及余擎天先生所提出之事宜，而結論為除本公佈所載之事宜外，該等問題並無事實根據、已解決或已以其後事件舒緩。聯交所仍在調查離職董事所投訴之事宜，並保留權利要求本公司進一步澄清任何未解決事宜。

李果正先生、丘穗騏先生、李樂民先生、梁家卓先生及劉智傑先生已確認，彼等與董事會並無意見分歧，亦並無任何有關彼等辭任之事宜須知會本公司股東及聯交所。彼等乃因個人理由而辭任本公司董事之職務。因此，現有管理層認為毋須與彼等討論彼等因個人理由辭任之詳情。此外，董事會認為對當時調查其他三位辭任董事所提出之事宜更為有利。

董事之調任及辭任

葛芷宜小姐已因無法抽空擔任本公司之執行董事一職而由執行董事調任為非執行董事，自二零零五年四月十九日起生效，而董事會已同意其調任。彼辭任董事職務，自二零零五年八月九日起生效。

葛芷宜小姐，22歲，擁有英國Buckinghamshire Chilterns University College文學士榮譽學位。葛小姐過去三年並無於其他上市公司擔任任何董事職務。於辭任前，葛小姐擔任本公司之非執行董事並無固定任期，而彼將按照本公司之公司細則擔任職務直至本公司舉行下屆股東週年大會為止，其後於該大會上膺選連任。董事會已決定不會就葛小姐擔任本公司之非執行董事應付彼任何董事袍金或任何類型之酬金。然而，彼有權收取年度酬金624,000港元，作為其向本公司提供有關傢俬及家居產品當代及藝術設計顧問服務之顧問費。

除葛小姐為本公司執行董事陳櫻之小姐之女兒外，葛小姐與本公司之任何董事、高級管理層或主要或控股股東並無任何關係。除上文所述者外，葛小姐並無於本公司之證券（定義見證券及期貨條例第XV部）中擁有任何權益。除上文所披露者外，並無任何其他有關葛小姐調任之事宜需須知會本公司股東。

葛小姐已確認，彼與董事會並無意見分歧，亦並無任何有關彼辭任之事宜須知會本公司股東及聯交所。彼乃因個人理由而辭任。

有關劉建漢先生及陳櫻之小姐分別調任為本公司之非執行董事及執行董事之進一步詳情，亦請參閱上文「董事之委任」一段。

審核委員會成員之委任

自二零零五年四月二十一日起，霍錦就先生及劉建漢先生已獲委任為本公司之審核委員會成員。王曉青先生已獲委任為本公司之審核委員會成員，自二零零五年四月二十七日起生效。曹漢璽先生亦已獲委任為本公司之審核委員會成員，自二零零五年八月十八日起生效。

雲惟生先生於二零零五年七月二十二日辭任本公司之審核委員會成員一職。劉建漢先生於二零零五年八月十八日辭任本公司之審核委員會成員一職。

有關彼等之董事酬金（如有），各審核委員會成員有權就擔任本公司之審核委員會成員收取年度酬金120,000港元。

法定代表之委任

李果正先生及鄺連璧先生已獲委任為本公司之法定代表，自二零零五年四月二十一日起生效。

於二零零五年五月三十一日，劉建漢先生及徐可剛先生已獲委任為本公司之新法定代表，以取代李果正先生及鄺連璧先生。

公司秘書之委任

鄺連璧先生已獲委任為公司秘書，自二零零五年四月二十日起生效。前公司秘書李歡小姐已於二零零五年三月三十日辭任，自此及截至（但不包括）鄺先生獲委任為公司秘書之日，公司秘書之職位一直空缺。其間，本公司正物色合適人選以填補公司秘書之空缺，而其間公司秘書之工作暫時由董事會整體負責。

鄺先生為專業會計師及香港會計師公會之資深會員。鄺先生於二零零零年六月二十八日至二零零三年十一月十九日期間及二零零四年十二月十日至二零零五年二月四日期間擔任本公司之公司秘書。

於二零零五年五月二十六日根據其僱傭合約之條款終止受僱為本公司之財務總裁後，鄺先生不再擔任本公司之公司秘書，自二零零五年五月三十一日起生效。董事會及鄺先生確認，並無任何事宜須知會本公司股東。於二零零五年五月三十一日，劉建漢先生獲委任本公司之公司秘書，自該日起生效。有關劉建漢先生之進一步資料，請參閱「董事之委任」一段。

董事會謹此就陳駿興先生、李果正先生、喬立先生、佘擎天先生、李均雄先生、丘穗騏先生、李樂民先生、梁家卓先生、李歡小姐、鄺連璧先生、葛芷宜小姐及劉智傑先生為本公司服務，致以衷心謝意。

(2) 本集團之營運及財政狀況

高級管理層

本集團之現任董事及高級管理層負責本集團之業務，並於本集團內履行彼等之職責。於本公佈發表日期，除行政總裁外，本公司之高級管理層如下：

潘永存先生，*財務總監*（於二零零五年六月二十日加入）
楊淑媖小姐，*國際銷售經理*

董事會相信，儘管董事會成員近期經常變動，但連同本公司之高級管理層，彼等具備足夠專業知識及相關管理經驗以管理本公司之現有業務。

本集團之財政狀況

茲提述本公司於二零零五年七月二十五日在The Standard刊登之業績公佈（「**業績公佈**」），內部有關本公司截至二零零五年三月三十一日止年度之業績，而本公司之核數師對本公司之財務報表有保留意見。應聯交所之要求及為知會公眾人士及股東有關事宜之最新資料，本公司謹此澄清及宣佈以下各項：

(a) 本公司債權人之法律行動

據業績公佈報告，本集團之若干債權人已採取法律行動，以收回逾期結餘合共約34,000,000港元，而若干債權人亦已向中國法院申請將本集團之若干廠房設備及機器以及銀行結餘凍結，並已就此取得止贖令。之前並無公佈該等法律行動，乃因管理層於該等法律程序期間認為，各個別法律行動所申索之數額分開考慮時個別與本集團當時之資產淨值相比並不重大。該等行動已由不同人士個別自二零零四年七月起各月份展開。

儘管有止贖令，本集團仍能繼續使用該等廠房設備及機器，而日常生產營運並無受到影響，因債權人並無採取行動以執行止贖令。其間，董事會正與債權人商討還款安排，並從各種途徑尋求額外資金。董事會認為，倘債權人執行止贖令，受到止贖令規限之廠房設備及機器將被扣押，而本公司將無法使用有關廠房設備及機器。本公司將短期外判若干生產營運予其他製造商。

儘管上文所述，管理層確認，本集團現進行足夠營運，並具備充足價值之有形資產。誠如業績公佈所示，截至二零零五年三月三十一日止年度之營業額約為445,000,000港元，而去年之營業額則約為470,000,000港元。此外，本集團之資產淨值約為97,000,000港元。

目前，鑑於中國法律行動結果及逾期結餘，本集團之現金流量狀況非常緊張。然而，董事會認為，鑑於與本年度首六個月取得之平均每月訂單相比，自七月起取得之新訂單已逐漸恢復正常，情況將有所改善，而董事會預期，鑑於本集團成功在多個海外市場(美國、加拿大、澳洲、意大利及英國)擴闊其客戶基礎，並開發新產品以迎合高利潤之原設備製造客戶，未來數月之新訂單將最少維持在該水平。

此外，董事會已採取步驟以改善流動現金流量狀況，包括從各種途徑尋求額外資金，例如出售香港之若干非核心辦公室單位、中國之非必要資產(例如過剩存貨及閒置資產)，及透過股本及債券集資活動；取得債權人及銀行之繼續支持，例如重訂現有貸款融資、延遲還款日期及就額外信貸融資進行磋商；抵押本集團位於香港之租賃土地及樓宇以取得新短期貸款(於結算日後已取得15,000,000港元之貸款)；實施獎賞計劃以獎勵成功收回債項之內地銷售客戶；及實施節省成本措施及加強內部控制(尤其在採購及生產周期方面)。

董事會承諾會不時進一步發表公佈，知會公眾人士有關(其中包括)現金流量狀況及債務償還情況之最新資料。

(b) 長期借貸

據業績公佈報告，一筆於二零零五年三月到期之每半年還款之分期還款4,855,000港元，已於結算日後全數償還。至於將於九月到期之分期還款，董事會仍正與銀行磋商延遲還款日期，以舒緩本公司目前面對之現金流量壓力。倘未能獲延遲還款日期，本公司將面對更沉重之現金流量壓力，而本公司將如上文所述尋求進一步及額外資金來源。

(c) 減值虧損

據業績公佈報告，本集團就於結算日之賬面值約為323,000,000港元之物業、廠房及設備(「物業、廠房及設備」)作出減值虧損約75,000,000港元，而核數師無法對此作出意見。

為評估物業、廠房及設備之使用價值，本公司已向核數師提供現金流量預測作評估之用。核數師認為，鑑於本集團上個財政期間之表現未如理想，該現金流量並無具體基準。管理層確認該減值虧損之基準為：(a)就土地及樓宇而言，估值報告所示顯示價值與賬面值之差異，(b)就並非使用之若干機器而言，按彼等之賬面值全數撥備及(c)就閒置超過一年之設備而言，按彼等之賬面值全數撥備。

(d) 賬冊及記錄

據業績公佈報告，本公司之若干賬冊及記錄並無妥善存放。董事會謹此澄清，該等記錄應已存放於中國銷售及市場推廣單位之當地層面。董事會認為，由於中國當地聘請之職員流量率高，部分該等記錄並無妥善存放。本公司已就有關該等並無妥善存放之賬冊及記錄之事宜作全數撥備。董事會已採取步驟恢復原狀，並在可能情況下推行新措施以改善在當地層面存放記錄之方法。

為澄清用途，董事會確認已妥善存放香港法例各條文規定須予存放之本集團賬冊及記錄。

(e) 呆賬撥備

據業績公佈報告，本集團有一項呆賬撥備差異約41,000,000港元。董事會已採取步驟澄清該項差異，並預期將於短期內報告初步調查結果。

本集團之營運狀況

經考慮一切事宜後，董事會認為，本集團之整體業務受到其董事會成員近期經常變動、中國法律行動及其目前短期財務困難之影響。然而，由於大部分主要人員乃於數個月前變動，現時董事會已穩定下來，而董事均願意對本公司承擔責任，因此，董事會對有關情況將會改善感到樂觀。

其次，本公司之主要業務為家居產品製造及生產設施及營運系統，儘管在若干程度上受到董事會成員變動之影響，但在該等範疇仍被認為屬正常。

(3) 延遲刊登公佈

根據上市規則第13.51(2)條，本公司須作出安排，以確保在實際可行情況下儘快於報章刊登有關董事或監事之任何委任、辭任或調任之公佈。鑑於最新數個月董事會成員經常大幅變動及部分離職董事所提出之事宜，董事會需要額外時間及努力調查及澄清彼等所提出之事宜，因此，董事會需要更多時間澄清其有關情況。故此，董事會無法於較早前宣佈該等變動，導致本公佈延遲刊登，此舉或會被視為違反上市規則第13.51(2)條。聯交所保留權利就有關違反對本公司及其董事採取適當行動。

由於本公佈所載之事宜，本公司之現有管理層隊伍認為，委任及成立獨立董事委員會以調查有關財務記錄及情況、內部控制、營運政策及情況之問題乃審慎之做法，以加強本公司之整體持續業務經營。於二零零五年八月一日，董事會已就上述目的議決及成立獨立董事委員會，獨立董事委員會由霍錦就先生、劉建漢先生及王曉青先生組成。於二零零五年八月十八日，曹漢璽先生取代劉建漢先生。獨立董事委員會將向董事會報告其調查結果，就此向董事會作出推薦及建議，並於適當時根據上市規則之有關條文作出適當披露。

承董事會命
通達工業(集團)有限公司
主席
江益明

香港，二零零五年八月二十二日

於本公佈發表日期，董事會由主席及執行董事江益明先生、執行董事陳櫻之小姐、非執行董事雲惟生先生、徐可剛先生、劉建漢先生及黎翊誼小姐，以及獨立非執行董事霍錦就先生、曹漢璽先生及王曉青先生組成。

* *僅供識別*

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 526)

APPOINTMENT AND RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND RESIGNATION OF COMPANY SECRETARY

The Board of the Company announced that Mr. Fok Kam Chau, Peter has been appointed as an independent non-executive director of the Company and Mr. Ma Chiu Cheung, Andrew has resigned as an independent non-executive director of the Company for personal reason, both with effect from 1 April 2005. The Board also announced that Ms. Li Fun, Replen has resigned as a company secretary of the Company with effect from 30 March 2005.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") is pleased to announce that Mr. Fok Kam Chau, Peter has been appointed as an independent non-executive director the Company with effect from 1 April 2005.

Mr. Fok Kam Chau, Peter, aged 51, is currently a principal of K. C. Fok & Company. Mr. Fok has many years of experience in accounting and finance. He received his master degree of business administration from University of East Asia and a master degree of law from Peking University Law School. Mr. Fok is a practicing accountant and a fellow of the Hong Kong Institute of Certified Public Accountants, Hong Kong Institute of Taxation and Registration Financial Planner. Mr. Fok did not hold any directorship in any public listed companies in the last three years.

Mr. Fok's length of service as an independent non-executive director has not been determined and he will hold office only until the next annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has not yet determined the emolument of Mr. Fok as at the date of this announcement.

Mr. Fok does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company, nor does he hold any other position with the Company or any of its subsidiaries save as an independent non-executive director of the Company. As at the date of this announcement, Mr. Fok does not have any interests in the securities of the Company within the meaning of Part XV of the said Securities and Futures Ordinance.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board announced that Mr. Ma Chiu Cheung, Andrew has resigned as an independent non-executive director of the Company with effect from 1 April 2005 for personal reason. Mr. Ma confirmed that he has no disagreement with the Board and that there is no matters that need to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited in relation to his resignation.

RESIGNATION OF COMPANY SECRETARY

The Board announced that Ms. Li Fun, Replen has resigned as a company secretary of the Company with effect from 30 March 2005 for personal reason. The Company has endeavored to identify an appropriate candidate for appointment as company secretary of the Company.

The Board would like to welcome Mr. Fok to join the Board and take this opportunity to acknowledge the past contributions of Mr. Ma to the Company with the deepest gratitude.

On behalf of the Board
Magician Industries (Holdings) Limited
Kong Yick Ming
Chairman

Hong Kong, 4 April 2005

As at the date to this announcement, the Board of the Company comprises Mr. Kong Yick Ming (Chairman and Executive Director), Mr. Peter A. Lee (Deputy Chairman and Executive Director), Mr. Chan Chun Hing and Miss Kok Zhi Yi, Katrina being Executive Directors. Mr. Hoon Wee Teng, Will, Mr. Patrick Zee, Mr. Lau Chi Kit, Edwin, Mr. Yau Sui Ki, Christie, Mr. Leung Ka Cheuk, and Mr. Lee Lok Man being Non-Executive Directors. Mr. Lee Kwan Hung, Eddie, Mr. U Keng Tin and Mr. Fok Kam Chau, Peter being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

(股份代號：526)

獨立非執行董事之委任及辭任
及
公司秘書之辭任

本公司董事會宣佈，霍錦就先生已獲委任為本公司之獨立非執行董事，而馬照祥先生已因個人理由辭任本公司之獨立非執行董事，並同時於二零零五年四月一日起生效。董事會亦宣佈，李歡小姐已辭任本公司之公司秘書，並於二零零五年三月三十日起生效。

獨立非執行董事之委任

通達工業(集團)有限公司(「本公司」)董事會(「董事會」)欣然宣佈，霍錦就先生已獲委任為本公司之獨立非執行董事，並於二零零五年四月一日起生效。

霍錦就先生，現年51歲，目前為霍錦就會計師事務所之首席合夥人。霍先生於會計及金融方面擁有多年經驗。彼於東亞大學取得其工商管理碩士學位及北京大學法律學院之法律碩士學位。霍先生為執業會計師，並為香港會計師公會、香港税務學會及註冊財務策劃師之資深會員。霍先生於過去三年並無擔任任何公眾上市公司之任何董事。

霍先生之獨立非執行董事任期尚未釐定，而霍先生將根據本公司之公司細則，擔任有關職位，僅至本公司下一屆股東週年大會，屆時若符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定霍先生之酬金。

霍先生除為本公司之獨立非執行董事外，與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼於本公司或其任何附屬公司亦無擔任任何其他職位。於本公佈日期，霍先生並無擁有證券及期貨條例第XV部所界定之任何本公司證券權益。

獨立非執行董事之辭任

董事會宣佈，馬照祥先生已因個人理由辭任本公司之獨立非執行董事，並於二零零五年四月一日起生效。馬先生確認，就其辭任一事，並非與董事會意見分歧，亦無任何事項須知會本公司股東及香港聯合交易所有限公司。

公司秘書之辭任

董事會宣佈，李歡小姐已辭任本公司之公司秘書，並於二零零五年三月三十日起生效。本公司已盡力物色適當人選以擔任本公司之公司秘書。

董事會藉此機會歡迎霍先生加入董事會，並就馬先生過往對本公司作出之貢獻致以衷心謝意。

承董事會命
通達工業(集團)有限公司
主席
江益明

香港，二零零五年四月四日

於本公佈日期，本公司之董事會由江益明先生(主席兼執行董事)，李果正先生(副主席兼執行董事)，執行董事陳駿興先生及葛芷宜小姐，非執行董事雲惟生先生、徐可剛先生、劉智傑先生、丘穗騏先生、梁家卓先生及李樂民先生，以及獨立非執行董事李均雄先生、余擎天先生及霍錦就先生組成。

請同時參閱本公布於星島/日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 526)

APPOINTMENT OF EXECUTIVE DIRECTOR AND DEPUTY CHAIRMAN AND RESIGNATION OF NON-EXECUTIVE DIRECTORS

The Board of the Company announced that with effect from 15 March 2005, Mr. Peter A. Lee has been appointed as an executive director and a deputy chairman of the Company. For personal reason, Mr. Hui Yat On Kelvin and Ms. Ho Cheuk Lai Fannie have resigned as non-executive directors of the Company with effect from 15 March 2005 and 17 March 2005 respectively.

APPOINTMENT OF EXECUTIVE DIRECTOR AND DEPUTY CHAIRMAN

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") is pleased to announce that Mr. Peter A. Lee has been appointed as an executive director and a deputy chairman of the Company with effect from 15 March 2005.

Mr. Peter A. Lee, aged 57, has over 25 years of professional experience in fields of corporate finance, merger and acquisition, structural re-organization, management audit, quality management, banking relations, financial consultancy, investment and business development. He is currently the managing director of Global Win Limited and has served as an advisor to the chairman of DeLonghi, s.p.a., a top multinational home appliance manufacturer listed on the Milan Stock Exchange and board advisor to Dingtian Holdings Limited, a multi-line manufacturer listed on the Shanghai Stock Exchange, etc. Mr. Lee was the group chief operating officer to the holding company of Orient Power Holdings Limited which is listed on The Hong Kong of Stock Exchange Limited ("Stock Exchange") and board director of OP-Sunniwell Ltd and E-Globalex Ltd during 2000 to 2002. He was a member of the board of directors and member of the various management committees for GE Capital (Hong Kong) Limited and GE Capital (China) Ltd. from 1995 to 2000. For period from 1992 to 1995, Mr. Lee was vice president of Bank of Boston, Hong Kong Branch. Mr. Lee did not hold any directorship in any public listed companies in the last three years. Mr. Lee holds a Bachelor of English and Chinese Literature degree from Chinese University of Hong Kong, a Master of Business Administration degree from California State University and a Master of Law degree from Peking University Law School. Mr. Lee is currently undertaking a Doctoral degree in Laws in People's University of Beijing.

Mr. Lee's length of service as executive director has not been determined and he will hold office only until the next annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has not yet determined the emolument of Mr. Lee as at the date of this announcement.

Mr. Lee does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company, nor does he hold any other position with the Company or any of its subsidiaries save as deputy chairman and executive director of the Company. As at the date of this announcement, Mr. Lee does not have any interests in the securities of the Company within the meaning of Part XV of the said Securities and Futures Ordinance.

RESIGNATION OF NON-EXECUTIVE DIRECTORS

The Board announced that, for personal reason, Mr. Hui Yat On Kelvin and Ms. Ho Cheuk Lai Fannie have resigned as non-executive directors of the Company with effect from 15 March 2005 and 17 March 2005 respectively.

Mr. Hui and Ms. Ho have confirmed that they have no disagreement with the Board and that there are no matters that need to be brought to the attention of the shareholders of the Company and Stock Exchange in relation to their resignations.

The Board would like to welcome Mr. Lee to join the Board and take this opportunity to acknowledge the past contributions of Mr. Hui and Ms. Ho to the Company with the deepest gratitude.

On behalf of the Board
Magician Industries (Holdings) Limited
Kong Yick Ming
Chairman

Hong Kong, 18 March 2005

As at the date to this announcement, the Board of the Company comprises Mr. Kong Yick Ming (Chairman and Executive Director), Mr. Peter A. Lee (Deputy Chairman and Executive Director), Mr. Chan Chun Hing and Miss Kok Zhi Yi Katrina being Executive Directors. Mr. Hoon Wee Teng Will, Mr. Patrick Zee, Mr. Lau Chi Kit Edwin, Mr. Yau Sui Ki Christie, Mr. Leung Ka Cheuk, and Mr. Lee Lok Man being Non-Executive Directors. Mr. Ma Chiu Cheung Andrew, Mr. Lee Kwan Hung Eddie and Mr. U Keng Tin being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

(股份代號：526)

委任執行董事及副主席
及
非執行董事之辭任

本公司董事會宣報，由二零零五年三月十五日起，委任李果正先生為本公司之執行董事及副主席。許一安先生及何卓勵小姐因個人理由，已分別於二零零五年三月十五日及二零零五年三月十七日辭任本公司之非執行董事一職。

委任執行董事及副主席

通達工業(集團)有限公司(「本公司」)董事會(「董事會」)欣然宣佈，於二零零五年三月十五日起委任李果正先生為本公司之執行董事及副主席。

李果正先生，五十七歲，彼於企業財務、合併及收購、架構重組、審查管理、品質管理、銀行客戶服務、財務顧問、投資及業務發展方面均累積超過二十五年之專業經驗。彼現為Global Win Limited之董事總經理，並為DeLonghi, s.p.a.(於米蘭聯合交易所上市之頂級國際家居用品製造商)之主席擔任顧問，以及為鼎天集團有限公司(於上海聯合交易所上市之多元化製造商)之顧問委員等。李先生於二零零零年至二零零二年間，擔任東強電子集團有限公司(於香港聯合交易所有限公司(「聯交所」)上市)之集團營運總裁，並為OP-Sunniwell Ltd.及E-Globalex Ltd.之董事。彼於一九九五年至二零零零年期間為美國通用電器金融(香港)有限公司及美國通用電器金融(中國)有限公司之董事成員及管理委員。於一九九二年至一九九五年期間，李先生曾為美國波士頓銀行香港分行之副總裁。李先生於過去三年並無在任何上市公司擔任董事職務。李先生於香港中文大學取得英文及中文文學學士學位、於美國加州大學獲取工商管理碩士學位及於北京大學法律學院取得法律碩士學位。李先生現於北京人民大學修讀法律博士學位。

李先生之執行董事任期尚未釐定，而李先生將根據本公司之公司細則，擔任有關職位，僅至本公司下一屆股東週年大會，屆時若符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定李先生之酬金。

李先生除為本公司之副主席及執行董事外，與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼於本公司或其任何附屬公司亦無擔任任何其他職位。於本公佈日期，李先生並無擁有證券及期貨條例第XV部所界定之任何本公司證券權益。

非執行董事之辭任

董事會宣報，許一安先生及何卓勵小姐因個人理由，已分別於二零零五年三月十五日及二零零五年三月十七日辭任本公司之非執行董事一職。

許先生及何小姐確認，就其辭任一事，並非與董事會意見分歧，亦無任何事項須知會本公司股東與聯交所。

董事會藉此機會歡迎李先生加入本公司董事會，並就許先生及何小姐過往對本公司作出之貢獻致以衷心謝意。

代表董事會
通達工業(集團)有限公司
主席
江益明

香港，二零零五年三月十八日

於本公佈日期，本公司之董事會由江益明先生(主席兼執行董事)，李果正先生(副主席兼執行董事)，執行董事陳駿興先生及葛芷宜小姐，非執行董事雲惟生先生、徐可剛先生、劉智傑先生、丘穗騏先生、梁家卓先生及李樂民先生，以及獨立非執行董事馬照祥先生、李均雄先生及余擎天先生組成。

請同時參閱本公佈於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 526)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") announces that Mr. Wong Kwong Chi ("Mr. Wong") has resigned as a Non-executive Director of the Company with effect from 10 March 2005 for personal reason.

Mr. Wong has confirmed that he has no disagreement with the Board and that there are no matters that need to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited in relation to his resignation.

The Board would like to take this opportunity to acknowledge the past contributions of Mr. Wong to the Company with the deepest gratitude.

On behalf of the Board
Magician Industries (Holdings) Limited
Kong Yick Ming
Chairman

Hong Kong, 16 March 2005

As at the date to this announcement, the Board of the Company comprises Mr. Kong Yick Ming (Chairman and Executive Director), Mr. Chan Chun Hing Kenneth, Miss Kok Zhi Yi Katrina being Executive Directors. Mr. Will Hoon Wee Teng, Mr. Patrick Zee, Mr. Lau Chi Kit Edwin, Mr. Yau Sui Ki Christie, Mr. Leung Ka Cheuk, Mr. Hui Yat On Kelvin, Ms. Ho Cheuk Lai Fannie and Mr. Lee Lok Man being Non-Executive Directors. Mr. Ma Chiu Cheung Andrew, Mr. Lee Kwan Hung Eddie and Mr. U Keng Tin being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業（集團）有限公司
（於百慕達註冊成立之有限公司）
（股份代號：526）

非執行董事之辭任

通達工業（集團）有限公司（「本公司」）董事會（「董事會」）宣佈，王幹芝先生（「王先生」）因個人理由，已辭任本公司之非執行董事一職，並於二零零五年三月十日起生效。

王先生確認，就其辭任一事，並非與董事會意見分歧，亦無任何事項須知會本公司股東與香港聯合交易所有限公司。

董事會謹藉此機會就王先生過往對本公司作出之貢獻致以衷心謝意。

代表董事會
通達工業（集團）有限公司
主席
江益明

香港，二零零五年三月十六日

於本公佈日期，本公司之董事會由江益明先生（主席兼執行董事），執行董事陳駿興先生及葛芷宜小姐、非執行董事雲惟生先生、徐可剛先生、劉智傑先生、丘穗騏先生、梁家卓先生、許一安先生、何卓勵小姐及李樂民先生，以及獨立非執行董事馬照祥先生、李均雄先生及余擎天先生組成。

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 526)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") announces that Mr. Ku Ling Yu John ("Mr. Ku") has resigned as a Non-executive Director of the Company with effect from 24 February 2005 for personal reason.

Mr. Ku has confirmed that he has no disagreement with the Board and that there are no matters that need to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited in relation to his resignation.

The Board would like to take this opportunity to acknowledge the past contributions of Mr. Ku to the Company with the deepest gratitude.

On behalf of the Board
Magician Industries (Holdings) Limited
Kong Yick Ming
Chairman

Hong Kong, 24 February 2005

As at the date to this announcement, the Board of the Company comprises Mr. Kong Yick Ming (Chairman and Executive Director), Mr. Chan Chun Hing Kenneth, Miss Kok Zhi Yi Katrina being Executive Directors. Mr. Will Hoon Wee Teng, Mr. Patrick Zee, Mr. Wong Kwong Chi, Mr. Lau Chi Kit Edwin, Mr. Yau Sui Ki Christie, Mr. Leung Ka Cheuk, Mr. Hui Yat On Kelvin, Ms. Ho Cheuk Lai Fannie and Mr. Lee Lok Man being Non-Executive Directors. Mr. Ma Chiu Cheung Andrew, Mr. Lee Kwan Hung Eddie and Mr. U Keng Tin being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

(股份代號：526)

非執行董事之辭任

通達工業(集團)有限公司(「本公司」)董事會(「董事會」)宣佈，顧陵儒先生(「顧先生」)因個人理由，已辭任本公司之非執行董事一職，並於二零零五年二月二十四日起生效。

顧先生確認，就其辭任一事，並非與董事會意見分歧，亦無任何事項須知會本公司股東與香港聯合交易所有限公司。

董事會謹藉此機會就顧先生過往對本公司作出之貢獻致以衷心謝意。

代表董事會
通達工業(集團)有限公司
主席
江益明

香港，二零零五年二月二十四日

於本公佈日期，本公司之董事會由江益明先生(主席兼執行董事)，執行董事陳駿興先生及葛芷宜小姐、非執行董事雲惟生先生、徐可剛先生、王幹芝先生、劉智傑先生、丘穗騏先生、梁家卓先生、許一安先生、何卓勵小姐及李樂民先生，以及獨立非執行董事馬照祥先生、李均雄先生及余擎天先生組成。

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 526)

Appointment of Chief Executive Officer and Re-designation of Director
Removal of Deputy Chairman
Re-designation of Directors
Resignation of Independent Non-executive Directors, General Manager, Chief Financial Officer and Company Secretary
and
Appointment of Company Secretary
and
Resumption of Trading

Appointment of Chief Executive Officer and Re-designation of Director

The Board is pleased to announce that, on 4 February 2005, the Board has resolved to appoint Mr. Chan Chun Hing Kenneth as the Chief Executive Officer of the Group and to re-designate him as an Executive Director of the Company

Removal of Deputy Chairman

Mr. Will Hoon Wee Teng's position as Deputy Chairman of the Company has been removed.

Re-designation of Directors

Mr. Kong Yick Ming and Miss Kok Zhi Yi Katrina have been re-designated as Executive Directors.

Resignation of Independent Non-executive Directors, General Manager, Chief Financial Officer and Company Secretary

Mr. Tsui Sing Kee Rawdon and Mr. Cheung Sun Lung have resigned as Independent Non-executive Directors. Mr. Patrick Zee has resigned as General Manager, and Mr. Kwong Alvin Lin-pik has resigned as Chief Financial Officer and Company Secretary of the Group.

Appointment of Company Secretary

Ms. Li Fun Replen has been appointed as Company Secretary.

Resumption of Trading

At the request of the Company, trading in the securities of the Company has been suspended since 9:30a.m. on 7 February 2005 pending the publication of this announcement and application has been made for the trading of the securities of the Company to be resumed with effect from 9:30a.m. on 21 February 2005.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce that the Board has resolved, among others, the following matters at the Board meeting on 4 February 2005:

1 **Appointment of Chief Executive Officer and Re-designation of Director**

Mr. Kong Yick Ming is used to be the Chief Executive Officer until 10 December 2004, the Board considered that it was necessary to appoint a Chief Executive Officer ("CEO") to manage the overall operation and business of the Group and Mr. Chan Chun Hing Kenneth was considered a suitable person with experience in business and administration and, on 4 February 2005, the Board has resolved to appoint Mr. Chan Chun Hing Kenneth as CEO of the Group and to re-designate him from Non-executive Director to Executive Director of the Company effective 4 February 2005.

Mr. Chan, aged 41, has over 19 years of professional experience in the fields of real estate development, finance and investment. Mr. Chan is a fellow member of the Institute of Financial Accountants of the U.K. and a full member of the National Institute of Accountants of Australia, Hong Kong Institute of Surveyors and Chartered Institute of Arbitrators of the U.K. Mr. Chan possesses a Bachelor of Science degree from Thames Polytechnic in the U.K. and a Master of Business Administration degree from Murdoch University in Australia. Mr. Chan is currently an Executive Director of Seapower Resources International Limited (stock code 269), the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited. Save as disclosed above, Mr. Chan did not hold any directorship in any public listed companies in the last three years.

Mr. Chan's length of service as Executive Director have not been determined and Mr. Chan will hold office only until next following annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance

with the bye-laws of the Company. The Board has not yet determined the emolument of Mr. Chan as at the date of this announcement.

Mr. Chan does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company, nor does he hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, Mr. Chan does not have any interests in the securities of the Company within the meaning of Part XV of the said Securities and Futures Ordinance ("SFO").

2. **Removal of Deputy Chairman**

The Board has resolved, in the Board meeting of 4 February 2005, to remove Mr. Will Hoon Wee Teng's position as the Deputy Chairman of the Company with immediate effect for the reason that he could not allocate enough time to take up that position in the Company, however, he still remains as Non-executive Director of the Company.

Mr. Will Hoon Wee Teng, aged 41, is currently Executive Vice President and a director of Transpac Capital Pte Ltd, a company principally engaged in private equity investment. He is also a director of United Test and Assembly Center, which is listed on the Singapore Exchange Securities Trading. Save as aforesaid, Mr. Hoon did not hold any directorship in any public listed companies in the last three years.

Mr. Hoon is a colleague of Mr. Wong Kwong Chi and Mr. Patrick Zee, who also are Non-Executive Directors of the Company, in Transpac Capital Pte Ltd, which is the parent company of Transpac Nominees Pte Ltd, which in turn holds 213,279,577 shares, representing 24.6% interest in the Company. Mr. Wong Kwong Chi is Executive Vice President and a director and Mr. Patrick Zee is an Investment Manager in Transpac Capital Limited, which is a subsidiary of Transpac Capital Pte Ltd. Mr. Hoon's length of service has not been determined and Mr. Hoon will hold office only until the next following annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has not determined the emolument of Mr. Hoon as at the date of this announcement.

Save as aforesaid, Mr. Hoon does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company, nor does he hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, Mr. Hoon does not have any interests in the securities of the Company within the meaning of Part XV of the said SFO.

3. Re-designation of Directors

The Board considered that Miss Kok Zhi Yi Katrina has knowledge in designing and will in charge of the research and design functions of the Group. The Board has resolved, in the Board meeting of 4 February 2005, to re-designate Mr. Kong Yick Ming and Miss Kok Zhi Yi Katrina from Non-executive Director to Executive Director of the Company effective 4 February 2005. As Mr. Kong, possesses valuable knowledge and experience in the industry which are required by the Group, has been the Chairman of the Company since 31 January 2005 and he is willing to spare more time on the Group, re-designation of Mr. Kong as Executive Director of the Company is beneficial to the Group.

Mr. Kong Yick Ming, aged 52, has over 29 years' experience in the manufacture and sale of plastic and metal general houseware, kitchen ware, gift items, bathroom accessories and related household accessories. Mr. Kong has been granted Young Industrialist Awards of Hong Kong in 1996 and has been the honorary secretary of The Hong Kong Young Industrialists Council Limited for 1997 – 1999 and 2003 – 2004. He has also been the president of The Rotary Club of Tsuen Wan for 1995 – 1996 and the part-time vice president of The Xian Industries & Commerce Association for 2001 – 2003. Mr. Kong has been awarded Associateship by the Professional Validation Council of Hong Kong Industries in 2002. He is a foundation member of China Charity Federation and an honorary consultant of Hong Kong Youths Unified Association. Mr. Kong is also a member of the Third Plenary Committee of Jiedong County Guangdong Province of the Chinese People's Political Consultative Conference and a committee member of the Fifth Plenary Committee of Guangdong Overseas Friendship Association. Mr. Kong did not hold any directorship in any public listed companies in the last three years.

Mr. Kong is deemed to have a beneficial interest in 286,984,000 ordinary shares, representing 33% interest of the Company through Concept Developments Limited, the entire issued share capital of which is beneficially owned by Mr. Kong. Moreover, Mr. Kong is father of Mr. Kong Hok Yan, the Senior Divisional Merchandising Manager of International Marketing and Sales of the Group, and Ms. Kong Suk Ching, the Merchandising Manager of International Marketing and Sales of the Group. Mr. Kong's length of service have not been determined and his retirement and rotation is in accordance with the bye-laws of the Company. The Board has not determined the emolument of Mr. Kong as at the date of this announcement.

Save as aforesaid, Mr. Kong does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company, nor does he hold any other position with the Company or any of its subsidiaries. Mr. Kong does not have any interests in the securities of the Company within the meaning of Part XV of the said SFO.

Miss Kok Zhi Yi Katrina aged 22, graduated from Buckinghamshire Chilterns University College and possesses a Bachelor of Arts degree with Honours. Miss Kok has not held directorship in other listed companies in the last three years. Miss Kok's length of service have not been determined and she will hold office only until the next following annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has not determined the emolument of Miss Kok as at the date of this announcement.

Miss Kok is a daughter of Ms. Chan Ying Gi, Dorice, who is deemed to have a beneficial interest in 150,195,198 shares, representing 17.3% interest of the Company, hence a substantial shareholder of the Company, of which 117,491,777 shares are owned through Primewell Investment Limited, being a company the entire issued share capital of which is beneficially owned by Ms. Chan Ying Gi, Dorice, and the balance of which (that is 32,703,421 shares) are owned by her personally. Save as aforesaid, Miss Kok has no relationship with any directors, senior management or substantial or controlling shareholders of the Company, nor does she hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, Miss Kok does not have any interests in the securities of the Company within the meaning of Party XV of the said SFO.

4. **Resignation of Independent Non-executive Directors, General Manager, Chief Financial Officer and Company Secretary**

Due to his personal reason, Mr. Tsui Sing Kee Rawdon could not spare time required and resigned as Independent Non-executive Director and Chairman of Audit Committee of the Company with effect from 31 January 2005. He confirmed that there is no matter that needs to be brought to the attention of the shareholders of the Company in relation to his resignation.

Mr. Cheung Sun Lung resigned as Independent Non-executive Director with effect from 2 February 2005 since he cannot spare time required to effectively carry out the duties in that capacity of the Company. He confirmed that there is no matter that needs to be brought to the attention of the shareholders of the Company in relation to his resignation.

As Mr. Tsui also resigned as member of Audit Committee, Mr. Lee Kwan Hung Eddie and Mr. U Keng Tin, both being Independent Non-executive Directors, and Mr. Hui Yat On Kelvin, an Non-executive Director, have been appointed as members of Audit Committee.

Mr. Patrick Zee has tendered his resignation as General Manager of the Group effective 7 February 2005. In acceptance of his resignation, the Board resolved to re-designate him from Executive Director to Non-executive Director and to appoint Mr. Chan Chun Hing Kenneth, as the CEO and Executive Director of the Company, to replace his position in the Office of Chairman effective 4 February 2005.

Mr. Patrick Zee, aged 32, is an investment manager of Transpac Capital Limited. Mr. Zee has not held directorship in other listed companies in the last three years.

Mr. Zee is a colleague of Mr. Will Hoon Wee Teng and Mr. Wong Kwong Chi in Transpac Capital Limited. Mr. Zee does not have interests in any shares in the Company or any of its associated companies within the meaning of Part XV of SFO. Save as disclosed above, Mr. Zee does not have any relationship with any other directors, senior management, or substantial or controlling shareholder of the Company. Mr. Zee's length of service as Non-executive Director has not been determined and Mr. Zee will hold office until the next following annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has not determined the emolument of Mr. Zee as at the date of this announcement.

Mr. Kwong Alvin Lin-pik has resigned as Chief Financial Officer (the "CFO") and Company Secretary with effect from 8 February 2005 and 5 February 2005 respectively for personal reason. Ms. Chow Shuk Kuen Monica has been appointed as CFO of the Company. She is a fellow member of The Association of Chartered Certified Accountants and an associate member of The Hong Kong Institute of Certified Pubic Accountants.

5. **Appointment of Company Secretary**

Ms. Li Fun Replen has been appointed as the Company Secretary of the Company with effect from 5 February 2005. Ms. Li has over 7 years' working experience in the company secretarial field. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

The Board will commence its review on the internal control and operational procedures of the Group and the Board believes that such actions shall benefit and improve the effectiveness and efficiency of the business.

Further announcement will be made in due course with the relevant details regarding (1) the emolument of Directors; and (2) clearance letters from two resigned Directors stating whether they have disagreement with then the Board of the Company in respect of their resignations (the Company is taking necessary actions for collection of that clearance letters) in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Resumption of Trading

At the request of the Company, trading in the securities of the Company has been suspended since 9:30 a.m. on 7 February 2005 pending the publication of this announcement and application has been made for the trading of the securities of the Company to be resumed with effect from 9:30a.m. on 21 February 2005.

By Order of the Board
Magician Industries (Holdings) Limited
Kong Yick Ming
Chairman

Hong Kong, 18 February, 2005.

As at the date of this announcement, the Board of the Company comprises Mr. Kong Yick Ming (Chairman and Executive Director), Mr. Chan Chun Hing Kenneth and Miss Kok Zhi Yi Katrina being Executive Directors, Mr. Will Hoon Wee Teng, Mr. Patrick Zee, Mr. Wong Kwong Chi, Mr. Ku Ling Yu John, Mr. Chi Kit Lau Edwin, Mr. Yau Sui Ki Christie, Mr. Leung Ka Cheuk, Mr. Hui Yat On Kelvin, Ms. Ho Cheuk Lai Fannie and Mr. Lee Lok Man being Non-Executive Directors, Mr. Ma Chiu Cheung Andrew, Mr. Lee Kwan Hung Eddie and Mr. U Keng Tin being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：526）

委任行政總裁及董事轉任
免除副主席
董事轉任
獨立非執行董事、總經理、財務總裁及公司秘書辭任
及
委任公司秘書
及
恢復買賣

委任行政總裁及董事轉任

董事會欣然宣佈，於二零零五年二月四日，董事會已議決委任陳駿興先生為本集團之行政總裁及讓其轉任為本公司之執行董事。

免除副主席

撤換雲惟生先生擔任本公司之副主席一職。

董事轉任

江益明先生及葛芷宜小姐已轉任為執行董事。

獨立非執行董事、總經理、財務總裁及公司秘書之辭任

徐聖祺先生及張新龍先生已辭任獨立非執行董事。徐可剛先生已辭任本集團總經理及鄺連璧先生已辭任本集團財務總裁及公司秘書。

委任公司秘書

李歡小姐已獲委任為公司秘書。

恢復買賣

應本公司之要求，本公司證券自二零零五年二月七日上午九時三十分起暫停買賣，以待發表本公佈。本公司已申請於二零零五年二月二十一日上午九時三十分起恢復本公司證券之買賣。

通達工業(集團)有限公司(「本公司」，連同其附屬公司統稱「本集團」)之董事會(「董事會」)欣然宣佈，董事會已於二零零五年二月四日之董事會會議上議決(其中包括)以下事項：

1. 委任行政總裁及董事轉任

於二零零四年十二月十日前江益明先生擔任行政總裁，董事會認為必須委任一名行政總裁(「行政總裁」)以管理本集團之整體營運及業務，因此，陳駿興先生具備業務及行政管理經驗，被視為適當人選，而於二零零五年二月四日，董事會已議決委任陳駿興先生為本集團之行政總裁及讓其由本公司之非執行董事轉任為執行董事，於二零零五年二月四日起生效。

陳先生，41歲，於房地產發展、金融及投資領域方面擁有超過十九年之專業經驗。陳先生為英國財務會

計師公會資深會員及澳洲國家會計師公會會員、香港測量師學會會員及英國特許仲裁師學會會員。陳先生持有英國泰唔士理工理學士學位及澳洲梅鐸大學工商管理碩士學位。陳先生目前為凱暉國際實業有限公司(股份代號269)(其股份於香港聯合交易所有限公司主板上市)之執行董事。除上文所披露者外，於過去三年內，陳先生並無擔任任何公眾上市公司任何董事之職務。

陳先生之執行董事任期尚未釐定，而陳先生將根據本公司之公司細則，擔任有關職位，僅至本公司下一屆股東週年大會，屆時若符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定陳先生之酬金。

陳先生與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼於本公司或其任何附屬公司亦無擔任任何其他職位。於本公佈日期，陳先生並無擁有證券及期貨條例第XV部所界定之任何本公司證券權益。

2. 免除副主席

董事會已於二零零五年二月四日之董事會會議上議決免去雲惟生先生擔任本公司副主席一職，即時生效，因彼未能分配足夠時間出任本公司之該職位，惟彼仍留任本公司之非執行董事。

雲惟生先生，41歲，目前為Transpac Capital Pte Ltd之執行副總裁兼董事。Transpac Capital Pte Ltd主要從事私人股本投資業務。彼亦出任新加坡證券交易之上市公司聯合科技之董事。除上文所述外，於過去三年內，雲先生並無擔任任何公眾上市公司任何董事之職務。

雲先生於任職之Transpac Capital Pte Ltd，王幹芝先生及徐可剛先生（二人亦為本公司之非執行董事）為雲先生之同事。Transpac Capital Pte Ltd為Transpac Nominees Pte Ltd之母公司，而Transpac Nominees Pte Ltd則持有213,279,577股本公司股份（佔24.6%權益）。王幹芝先生為滙亞資金管理有限公司（乃Transpac Capital Pte Ltd之附屬公司）之執行副總裁兼董事，而徐可剛先生則為該公司之投資經理。雲先生之任期尚未釐定，而雲先生將根據本公司之公司細則，擔任有關職位，僅至本公司下一屆股東週年大會，屆時若符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定雲先生之酬金。

除上文所述外，雲先生與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼於本公司或其任何附屬公司亦無擔任任何其他職位。於本公佈日期，雲先生並無擁有證券及期貨條例第XV部所界定之任何本公司證券權益。

3. 董事轉任

董事會認為，葛芷宜小姐擁有設計方面之知識，並將負責本集團之研究及設計部門。董事會已於二零零五年二月四日之董事會會議上議決讓江益明先生及葛芷宜小姐由本公司之非執行董事轉任為執行董事，於二零零五年二月四日起生效。江先生自二零零五年一月三十一日起出任本公司主席，彼具備本集團所需對有關行業之寶貴知識及經驗，亦願意撥出更多時間參與本集團事務，故江先生轉任本公司執行董事乃有利於本集團。

江益明先生，52歲，於製造及銷售塑膠及五金日常家居用品、廚房用具、禮品、浴室用品及有關家庭用品方面擁有超過二十九年經驗。江先生曾獲選為一

九九六年度之香港青年工業家，亦為香港青年工業家協會一九九七至一九九九年度及二零零三至二零零四年度之秘書長。彼曾出任荃灣扶輪社一九九五至一九九六年度之社長，亦為西安市工商業聯合會二零零一至二零零三年度之兼職副會長。江先生於二零零二年獲選為香港工業專業評審局副院士。彼為中華慈善總會創始會員及香港青年協進會榮譽顧問。江先生亦為中國人民政治協商會議廣東省揭東縣第三屆委員會委員及廣東海外聯誼會第五屆理事會理事。於過去三年內，江先生並無擔任任何公眾上市公司任何董事之職務。

江先生透過Concept Developments Limited而被視為擁有286,984,000股本公司普通股（佔本公司33%權益）之實益權益，Concept Developments Limited之全部已發行股本由江先生實益擁有。此外，江先生為本集團之國際業務高級分區營業經理江學仁先生及國際業務營業經理江淑貞小姐之父親。江先生之任期尚未釐定，彼輪值退任將參照本公司之公司細則。於本公佈日期，董事會尚未釐定江先生之酬金。

除上文所述外，江先生與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼於本公司或其任何附屬公司亦無擔任任何其他職位。江先生並無擁有證券及期貨條例第XV部所界定之任何本公司證券權益。

葛芷宜小姐，22歲，畢業於英國Buckinghamshire Chilterns大學，並持有榮譽文學士學位。於過去三年內，葛小姐並無擔任其他上市公司董事之職務。葛小姐之任期尚未釐定，彼將根據本公司之公司細則，擔任有關職位，僅至本公司下一屆股東週年大會，

屆時若符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定葛小姐之酬金。

葛小姐為陳櫻之女士之女兒，就陳櫻之女士擁有150,195,198股本公司股份(佔本公司17.3%權益)而言，被視為擁有實益權益，陳櫻之女士乃本公司之主要股東，其中117,491,777股股份乃透過Primewell Investment Limited(即陳櫻之女士實益擁有全部已發行股本之公司)擁有，其餘股份(即32,703,421股股份)則由陳櫻之女士個人擁有。除上文所述外，葛小姐與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼於本公司或其任何附屬公司亦無擔任任何其他職位。於本公佈日期，葛小姐並無擁有證券及期貨條例第XV部所界定之任何本公司證券權益。

4. 獨立非執行董事、總經理、財務總裁及公司秘書辭任

由於其個人理由，徐聖祺先生未能撥出所需時間，故已辭任本公司之獨立非執行董事及審核委員會主席，於二零零五年一月三十一日起生效。彼確認其呈辭概無任何事項須知會本公司股東。

張新龍先生已辭任獨立非執行董事，於二零零五年二月二日起生效，因為彼未能撥出所需時間以有效履行於本公司有關職位之職責。彼確認其呈辭概無任何事項須知會本公司股東。

徐先生亦辭任審核委員會成員，而李均雄先生及余擎天先生(二人均為獨立非執行董事)及許一安先生(為非執行董事)已獲委任為審核委員會成員。

徐可剛先生已辭任本集團之總經理，於二零零五年二月七日起生效。於接納其呈辭後，董事會議決改

任其職位由執行董事轉任為非執行董事及委任陳駿興先生為行政總裁及本公司執行董事，以接替其於主席辦公室之職位，於二零零五年二月四日起生效。

徐可剛先生，32歲，為滙亞資金管理有限公司之投資經理。於過去三年內，徐先生並無擔任其他上市公司董事之職務。

徐先生於任職之滙亞資金管理有限公司，雲惟生先生及王幹芝先生為徐先生之同事。根據證券及期貨條例第XV部所界定，徐先生並無持有本公司或其任何相聯法團之任何股份之權益。除上文所述外，徐先生與本公司任何其他董事、高層管理人員或主要或控股股東並無任何關係。徐先生之非執行董事任期尚未釐定，而徐先生將根據本公司之公司細則，擔任有關職位，僅至本公司下一屆股東週年大會，屆時若符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定徐先生之酬金。

鄺連璧先生因個人理由已辭任財務總裁及公司秘書，分別於二零零五年二月八日及二零零五年二月五日起生效。周淑娟小姐已獲委任為本公司之財務總裁。彼為英國特許會計師會資深會員及香港會計師公會會員。

5. 委任公司秘書

李歡小姐已獲委任為本公司之公司秘書，於二零零五年二月五日起生效。彼於公司秘書行業擁有超過七年之工作經驗。彼為英國特許秘書及行政人員公會及香港公司秘書公會之會員。

董事會將對本集團之內部監控及營運程序展開審閱工作，而董事會相信有關行動將有利於提升有關業務之效率及效益。

本公司將根據香港聯合交易所有限公司證券上市規則，就下列事項之有關詳情另行發表公佈：(1)董事酬金；及(2)兩名已辭任董事就彼等呈辭確認與其時董事會是否無意見分歧之澄清信函（本公司現正採取必須之行動以收取該信函）。

恢復買賣

應本公司之要求，本公司證券自二零零五年二月七日上午九時三十分起暫停買賣，以待發表本公佈。本公司已申請於二零零五年二月二十一日上午九時三十分起恢復本公司證券之買賣。

承董事會命
Magician Industries (Holdings) Limited
通達工業（集團）有限公司*
主席
江益明

香港，二零零五年二月十八日

於本公佈日期，本公司之董事會由江益明先生（主席兼執行董事），執行董事陳駿興先生及葛芷宜小姐，非執行董事雲惟生先生、徐可剛先生、王幹芝先生、顧陵儒先生、劉智傑先生、丘穗騏先生、梁家卓先生、許一安先生、何卓勵小姐及李樂民先生，以及獨立非執行董事馬照祥先生、李均雄先生及余擎天先生組成。

* *僅供識別*

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 526)

REPLACEMENT OF CHAIRMAN OF THE COMPANY APPOINTMENT OF DEPUTY CHAIRMAN OF THE COMPANY FORMATION OF OFFICE OF CHAIRMAN AND VOTING RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 1 FEBRUARY 2005 AND RESUMPTION OF TRADING

Replacement of Chairman of the Company, Appointment of Deputy Chairman of the Company, Formation of Office of Chairman

The Board is pleased to announce that, on 31 January 2005, the Board had amongst other things, (a) appointed Mr. Kong Yick Ming as the Chairman of the Company, (b) redesignated Mr. Will Hoon Wee Teng as the Deputy Chairman of the Company, (c) formed an Office of Chairman which comprises of the Chairman of the Company, the Managing Director and the Chief Financial Officer.

Voting Results of the Special General Meeting Held on 1 February 2005

In the SGM, the maximum number of directors of the Company was set at 31. Mr. Lee Kwan Hung and Mr. U Keng Tin were appointed as independent non-executive directors. Mr. Edwin Chi Kit Lau, Mr. Yau Sui Ki Christie, Mr. Leung Ka Cheuk, Mr. Hui Yat On, Kelvin, Ms. Ho Cheuk Lai, Fannie and Mr. Lee Lok Man were appointed as non-executive directors.

Resumption of trading

At the request of the Company, trading in the securities of the Company has been suspended since 9:30a.m. on 1 February 2005 pending the publication of this announcement and application has been made for the trading of the securities of the Company to be resumed with effect from 9:30a.m. on 2 February 2005.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce the following:

Replacement of Chairman of the Company, Appointment of Deputy Chairman of the Company, Formation of Office of Chairman

Reference is made to the announcement dated 17 January 2005. Mr. Kong Yick Ming has undertaken to the Board that he would assist the Group to improve its management and business. Based on the undertaking made by Mr. Kong, the Board re-appointed Mr. Kong Yick Ming as the Chairman of the Company and re-designated Mr. Will Hoon Wee Teng from the Chairman of the Company to the Deputy Chairman of the Company. As a step to improve the internal control and the quality of the management, the Board approved, in the meeting of 31 January 2005, to form an Office of Chairman which comprises of the Chairman of the Company, the Managing Director and the Chief Financial Officer. The office of Chairman will be primarily responsible for corporate policy making and strategic planning of the Company. The initial members of the Office of Chairman shall be Mr. Kong Yick Ming (Chairman of the Company), Mr. Patrick Zee (General Manager of the Group) and Mr. Kwong Alvin Lin-pik (Chief Financial Officer).

Voting Results of the Special General Meeting Held on 1 February 2005

The Board is pleased to announce the results of the voting taken on a poll at the Special General Meeting (the "SGM") of the Company held on 1 February 2005.

(1) The total number of shares entitling the holders thereof to attend and vote for or against all the resolutions at the SGM: 868,733,440.

(2) The total number of shares entitling the holders thereof to attend and vote only against all the resolutions at the SGM: Nil.

(3) Secretaries Limited, the Company's Share Registrar in Hong Kong, acted as scrutineer for the vote-taking at the SGM.

(4) The number of shares represented by votes for and against the respective resolutions at the SGM was as follows:

		Resolutions	Number of votes (%) For	Against
(a)	(i)	the maximum number of directors of the Company be and is hereby set at a number equals two times the maximum number of directors previously set by the Company, plus one; or	516,417,124 (70.77%)	213,309,577 (29.23%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(ii)	(ii) if it has previously been decided in the bye-laws of the Company or otherwise that there shall be no maximum number of directors of the Company or if no such maximum number of directors of the Company has been previously set, the maximum number of directors of the Company be and is hereby set at a number equals to two times the number of directors of the Company in office immediate before the consideration of this resolution, plus one.	Nil	Nil
		As the Company had previously determined and set the maximum number of directors at 15 persons, the resolution became irrelevant and had not been voted upon.		
(b)		Mr. Lee Kwan Hung, Eddie be appointed as an independent non-executive director of the Company with immediate effect.	516,417,124 (70.77%)	213,309,577 (29.23%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(c)		Mr. U Keng Tin be appointed as an independent non-executive director of the Company with immediate effect.	516,417,124 (70.77%)	213,309,577 (29.23%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(d)		Mr. Edwin Chi Kit Lau be appointed as a non-executive director of the Company with immediate effect.	516,417,124 (70.77%)	213,309,577 (29.23%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(e)		Mr. Yau Sui Ki, Christie be appointed as a non-executive director of the Company with immediate effect.	516,417,124 (70.77%)	213,309,577 (29.23%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(f)		Mr. Leung Ka Cheuk be appointed as a non-executive director of the Company with immediate effect.	516,417,124 (70.77%)	213,309,577 (29.23%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(g)		Mr. Hui Yat On, Kelvin be appointed as a non-executive director of the Company with immediate effect.	516,417,124 (70.77%)	213,309,577 (29.23%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(h)		Ms. Ho Cheuk Lai, Fannie be appointed as a non-executive director of the Company with immediate effect.	516,417,124 (70.77%)	213,309,577 (29.23%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(i)		Mr. Lee Lok Man be appointed as a non-executive director of the Company with immediate effect.	516,417,124 (70.77%)	213,309,577 (29.23%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

Recent Development

A board meeting of the Company will be held on 4 February 2005 to discuss potential restructuring of the Board.

Resumption of Trading

Since the removal of Mr. Kong Yick Ming as Chairman and the re-appointment of him as Chairman within a short period of time and his removal was considered price sensitive by the Board, as such the Board believes that the re-appointment of Mr. Kong is also price sensitive. At the request of the Company, trading in the securities of the Company has been suspended since 9:30 a.m. on 1 February 2005 pending the publication of this announcement and application has been made for the trading of the securities of the Company to be resumed with effect from 9:30 a.m. on 2 February 2005.

On behalf of the Board
Kong Yick Ming
Chairman

Hong Kong, 1 February 2005

As at the date to this announcement, the Board of the Company comprises Mr. Kong Yick Ming (Chairman and Non-Executive Director), Mr. Will Hoon Wee Teng (Deputy Chairman and Non-Executive Director), Mr. Patrick Zee being an Executive Director, Mr. Kenneth Chan Chun Hing, Mr. Wong Kwong Chi, Mr. Ku Ling Yu, John, Miss Katrina Kok Zhi Yi, Mr. Edwin Chi Kit Lau, Mr. Yau Sui Ki Christie, Mr. Leung Ka Cheuk, Mr. Hui Yat On, Kelvin, Ms. Ho Cheuk Lai, Fannie and Mr. Lee Lok Man being Non-Executive Directors, Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung, Mr. Andrew Ma Chiu Cheung, Mr. Lee Kwan Hung and Mr. U Keng Tin being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
(股份代號：526)

更換本公司主席
委任本公司副主席
成立主席辦公室
及
於二零零五年二月一日舉行之股東特別大會之投票結果
及
恢復買賣

更換本公司主席、委任本公司副主席及成立主席辦公室
董事會欣然宣佈，於二零零五年一月三十一日，董事會已(其中包括)：(a)委任江益明先生為本公司主席；(b)委任雲惟生先生轉為擔任本公司副主席；及(c)成立主席辦公室，由本公司主席、董事總經理及財務總裁組成。

於二零零五年二月一日舉行之股東特別大會之投票結果
於股東特別大會上，本公司之最高董事人數已釐定為31名。李均雄先生及余擎天先生獲委任為獨立非執行董事。劉智傑先生、丘穗騏先生、梁家卓先生、許一安先生、何卓勵小姐及李樂民先生獲委任為非執行董事。

恢復買賣
應本公司之要求，本公司證券自二零零五年二月一日上午九時三十分起暫停買賣，以待發表本公佈。本公司已申請於二零零五年二月二日上午九時三十分恢復本公司證券之買賣。

通達工業(集團)有限公司(「本公司」，連同其附屬公司統稱「本集團」)之董事會(「董事會」)欣然宣佈下列各項：

更換本公司主席、委任本公司副主席及成立主席辦公室

茲提述於二零零五年一月十七日發表之公佈。江益明先生已向董事會承諾將協助本集團改善其管理及業務。基於江先生所作之承諾，董事會重新委任江益明先生為本公司主席，及重新委任雲惟生先生由本公司主席轉為擔任本公司副主席。作為改善內部監控及管理質素之其中一項策略，董事會於二零零五年一月三十一日舉行之會議上批准成立主席辦公室，由本公司主席、董事總經理及財務總裁組成。主席辦公室將主要負責本公司之企業政策制定及策略規劃。主席辦公室之初步成員將為江益明先生(本公司主席)、徐可剛先生(本集團之董事總經理)及鄺連璧先生(財務總裁)。

於二零零五年二月一日舉行之股東特別大會之投票結果

董事會欣然宣佈本公司於二零零五年二月一日舉行之股東特別大會(「股東特別大會」)以表決方式進行之投票結果。

(1) 賦予其持有人出席股東特別大會並於股東特別大會上投票贊成或反對所有決議案之股份總數：868,733,440股。

(2) 賦予其持有人出席股東特別大會並僅可於股東特別大會上投票反對所有決議案之股份總數：零股。

(3) 本公司之股份過戶登記處香港分處秘書商業服務有限公司於股東特別大會上出任監票人。

(4) 於股東特別大會上投票贊成及反對各項決議案所代表之股份數目如下：

決議案			票數(%) 贊成	反對
(a)	(i)	謹此釐定本公司之最高董事人數為相等於本公司過往釐定之最高董事人數之兩倍加一名；或	516,417,124 (70.77%)	213,309,577 (29.23%)
		由於超過50%之票數投票贊成此決議案，此決議案獲正式通過為普通決議案。		
	(ii)	倘本公司之公司細則過往決定或本公司並無最高董事人數或倘過往並無釐定本公司之最高董事人數，謹此釐定本公司之最高董事人數為相等於本公司於緊接考慮本決議案前之在任董事人數之兩倍加一名。	零	零
		由於本公司過往已釐定最高董事人數為15名，因此此決議案乃無關及並無就此項決議案投票。		
(b)	委任李均雄先生為本公司之獨立非執行董事，即時生效。		516,417,124 (70.77%)	213,309,577 (29.23%)
	由於超過50%之票數投票贊成此決議案，此決議案獲正式通過為普通決議案。			
(c)	委任余擎天先生為本公司之獨立非執行董事，即時生效。		516,417,124 (70.77%)	213,309,577 (29.23%)
	由於超過50%之票數投票贊成此決議案，此決議案獲正式通過為普通決議案。			
(d)	委任劉智傑先生為本公司之非執行董事，即時生效。		516,417,124 (70.77%)	213,309,577 (29.23%)
	由於超過50%之票數投票贊成此決議案，此決議案獲正式通過為普通決議案。			
(e)	委任丘穗騏先生為本公司之非執行董事，即時生效。		516,417,124 (70.77%)	213,309,577 (29.23%)
	由於超過50%之票數投票贊成此決議案，此決議案獲正式通過為普通決議案。			
(f)	委任梁家卓先生為本公司之非執行董事，即時生效。		516,417,124 (70.77%)	213,309,577 (29.23%)
	由於超過50%之票數投票贊成此決議案，此決議案獲正式通過為普通決議案。			
(g)	委任許一安先生為本公司之非執行董事，即時生效。		516,417,124 (70.77%)	213,309,577 (29.23%)
	由於超過50%之票數投票贊成此決議案，此決議案獲正式通過為普通決議案。			
(h)	委任何卓勵小姐為本公司之非執行董事，即時生效。		516,417,124 (70.77%)	213,309,577 (29.23%)
	由於超過50%之票數投票贊成此決議案，此決議案獲正式通過為普通決議案。			
(i)	委任李樂民先生為本公司之非執行董事，即時生效。		516,417,124 (70.77%)	213,309,577 (29.23%)
	由於超過50%之票數投票贊成此決議案，此決議案獲正式通過為普通決議案。			

最近發展

本公司將於二零零五年二月四日舉行董事會會議，討論董事會可能進行之重組。

恢復買賣

由於在短時間內罷免江益明先生為主席及重新委任彼為主席，董事會認為其罷免屬股價敏感資料，因此，董事會相信重新委任江先生亦屬股價敏感資料。應本公司之要求，本公司證券自二零零五年二月一日上午九時三十分起暫停買賣，以待發表本公佈。本公司已申請於二零零五年二月二日上午九時三十分恢復本公司證券之買賣。

承董事會命
主席
江益明

香港，二零零五年二月一日

於本公佈日期，本公司之董事會由江益明先生(主席兼非執行董事)，雲惟生先生(副主席兼非執行董事)，執行董事徐可剛先生，非執行董事陳駿興先生、王幹芝先生、顧陵儒先生、葛芷宜小姐、劉智傑先生、丘穗騏先生、梁家卓先生、許一安先生、何卓勵小姐及李樂民先生，以及獨立非執行董事徐聖祺先生、張新龍先生、馬照祥先生、李均雄先生及余擎天先生組成。

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 526)

SECOND LETTER FROM THE REQUISITIONISTS

Further to the letter dated 11 January 2005 from the Requisitionists and the notice of special general meeting of Magician Industries (Holdings) Limited (the "Company") to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Hong Kong on 1 February 2005 at 9:00 a.m. ("SGM"), a shareholder of the Company lodged a notice to the Company pursuant to bye-law 88 of the bye-laws of the Company of her intention of proposing six (6) additional persons for election as non-executive directors of the Company at the SGM or any adjournment thereof.

This second letter from the Requisitionists contains brief biographical details of the persons proposed for election as non-executive directors of the Company for consideration by the shareholders of the Company.

SECOND LETTER FROM THE REQUISITIONISTS

To the fellow Shareholders

Dear Sir and Madam,

INTRODUCTION

Further to our letter dated 11 January 2005 and the notice of special general meeting of Magician Industries (Holdings) Limited (the "Company") to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Hong Kong on 1 February 2005 at 9:00 a.m. ("SGM"), Ms. Chan Ying Gi, Dorice, a shareholder of the Company ("Shareholder") duly qualified to attend and vote at the SGM lodged a notice to the Company under bye-law 88 of the bye-laws of the Company ("Bye-laws") setting out her intention to propose six (6) additional persons for election as non-executive directors of the Company at the SGM or any adjournment thereof.

We consider that it is appropriate to set out the brief biographical details of the proposed persons to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions to be proposed in the SGM. Copies of this letter have been provided to the Company for dispatch to the Shareholders.

BACKGROUND

Bye-law 88 of the Bye-laws provides that, amongst other things, no person shall be eligible for election at any general meeting unless a notice signed by a member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the registration office of the Company.

A notice of such intention to propose six (6) persons for election as non-executive directors at the SGM and the notices signed by the proposed persons of their willingness to be elected have been lodged at the head office and registration office of the Company on 12 January 2005.

BIOGRAPHY

Brief biographical details of the proposed non-executive directors are set out below:

1. **Mr. Edwin Chi Kit Lau**, aged 60, is currently the chairman of Hooray Holdings Group of companies, a financial services group which he established in early 2001, after his retirement from The Hongkong and Shanghai Banking Corporation Limited ("HSBC") as a senior banker for 35 years.

   Mr. Lau joined HSBC in 1965. He held various senior executive positions in different departments of HSBC including the Branch Network, Credit & Loans, Personal Financial Services (otherwise known as Wealth Management). He was the Assistant General Manager and Head of Personal Banking for over 10 years. His last position prior to his retirement was Assistant General Manager and Head of Strategic Implementation, Asia-Pacific Region.

   He is a fellow of, and currently the Honorary Advisor to, the Hong Kong Institute of Bankers. He was the Chairman of its Executive Committee for a period of two years until end of 2000. He has served on a number of committees as a member appointed by the Government of the Hong Kong Special Administrative Region ("HKSAR"). He was the Chairman of the Business Environment Council and a member of the Advisory Council on the Environment of the Government of the HKSAR for a number of years until end of 2001. Mr. Lau was a member on the Financial Services Bureau Steering Committee on the Establishment of a Financial Institute for the period from January 1998 to June 2002 and also a member of the Immigration Department Imported Talents Scheme for the period from December 1999 to December 2001. He was a member of the Independent Commission Against Corruption Prevention Advisory Committee during the period from January 2000 to December 2003. In addition to being a member of the

Innovation and Technology Fund (Environmental Projects) Vetting Committee, he is currently a member of the Law Reform Commission of the HKSAR (Privacy Sub-Committee) and also a member of the Environment and Conservation Fund Committee.

Mr. Lau did not hold any directorship in any public listed companies in the last three years.

The term of office of Mr. Lau will be determined by the board of directors of the Company (the "Board") and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Lau shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Lau does not hold any position with the Company and other members of the Company's group and do not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO").

2. **Mr.Yau Sui Ki, Christie**, aged 31, is an experienced project manager and building surveyor. He graduated from the City University of Hong Kong with a bachelor degree in building surveying. He has 6 years of experience in project management in Jones Lang LaSalle Ltd until July 2002 and is currently a director of Luyisi International Company Limited which engages in trading of building materials. Mr. Yau has acted as an independent non-executive director of Seapower Resources International Limited and resigned on 15 October 2004.

   Save as disclosed above, Mr. Yau did not hold any directorship in any public listed companies in the last three years.

   The term of office of Mr. Yau will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Yau shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

   Save as disclosed above, Mr. Yau does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

3. **Mr. Leung Ka Cheuk**, aged 29, has 4 years working experience in the marketing of electronic appliance. Mr. Leung holds a bachelor degree in science from the University of Victoria, Canada.

Mr. Leung did not hold any directorship in any public listed companies in the last three years.

The term of office of Mr. Leung will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Leung shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Leung does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

4. **Mr. Hui Yat On, Kelvin**, aged 45, has over twenty years working experience in corporate finance, financial control, financial services, project investment and financial consultancy fields in listed companies and private companies in Hong Kong and the People's Republic of China ("PRC") .

Mr. Hui holds a Master of Professional Accounting degree from The Hong Kong Polytechnic University and a Bachelor of Business Administration degree from The Chinese University of Hong Kong. He is a fellow member of The Chartered Association of Certified Accountants and The Institute of Chartered Secretaries and Administrators, an associate member of The Hong Kong Institute of Certified Accountants, Hong Kong Institute of Company Secretaries, and Taxation Institute of Hong Kong, a member of Hong Kong Securities Institute and Hong Kong Institute of Registered Financial Planners.

Mr. Hui had served several Hong Kong listed companies as executive director, company secretary and senior executive. He had also been the senior executive of an international accounting firm and the government authority. However, Mr. Hui did not hold directorship in any public listed companies in the last three years.

The term of office of Mr. Hui will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Hui shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Hui does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

5. **Ms. Ho Cheuk Lai, Fannie**, aged 44, graduated from the Hong Kong Polytechnic University in 1993 with a Bachelor of Arts Degree in Hospitality Management. She obtained a Master of Arts Degree in Human Resources Management from Macquarie University, Australia in 1997. Ms. Ho was the Chief Operations Officer of HuaDong Medicine Group Company Limited, a company listed at the Shenzhen Stock Exchange of the PRC. She is currently undertaking a research project for a Doctoral Degree in Business Administration offered by the University of South Australia.

   Save as disclosed above, Ms. Ho did not hold any directorship in any public listed companies in the last three years.

   The term of office of Ms. Ho will be determined by the Board and she will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Ms. Ho shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

   Save as disclosed above, Ms. Ho does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, she does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

6. **Mr. Lee Lok Man**, aged 27, has over 3 years working experience in the field of watch & jewelry packaging. Mr. Lee holds a bachelor of science degree from the University of Victoria, Canada. Mr. Lee did not hold any directorship in any public listed companies in the last three years.

   The term of office of Mr. Lee will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Lee shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Lee does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

If you are in doubt as to any aspect of this letter, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this letter to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

In case of inconsistency, the English text of this letter shall prevail over the Chinese text.

Ms. Chan Ying Gi, Dorice For and on behalf of Primewell Investment Limited	and	Ms. Chan Ying Gi, Dorice

Hong Kong, 14 January 2005

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：526)

呈請人第二封信函

就呈請人於二零零五年一月十一日發出之信函及謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行通達工業(集團)有限公司(「公司」)股東特別大會(「股東特別大會」)之通告，公司一名股東於二零零五年一月十二日根據公司之公司細則第88條向公司遞交意向通知書擬議於股東特別大會(或其任何續會)上委任6名人仕為非執行董事。

呈請人第二封信函載有有關擬議委任為非執行董事人仕之履歷資料以供公司之股東參考。

呈請人第二封信函

致各股東

敬啟者：

緒言

就彼等於二零零五年一月十一日發出之信函及謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行之通達工業(集團)有限公司(「公司」)之股東特別大會(「股東特別大會」)通告，陳櫻之女士為公司一名有權出席任何股東大會並於會上投票之股東(「股東」)於二零零五年一月十二日根據公司之公司細則(「公司細則」)第88條向公司遞交其意向通知書擬議於股東特別大會(或其任何續會)上委任6名人仕為非執行董事。

彼等認為應向股東提供有關擬議被委任人仕之履歷，確使各股東可在資料充足之情況下，於股東特別大會上就擬議決議案投票。彼等已將本信函送予公司以供發送予各股東。

* *僅供識別*

背景

根據公司細則第88條，其中包括，如要委任公司董事，除經有權出席任何股東大會並於會上投票股東，將一份已簽署通知書提出其意欲擬議委任某位人仕為董事，並連同一份由擬議被委任為董事之人仕簽署之同意書送交公司之總辦事處或其股份過戶登記分處外，無其他人仕可於股東大會上被委任為董事。

一份提出其意欲擬議於股東特別大會上委任6名人仕為非執行董事之通知書及由該6名擬議被委任為非執行董事人仕簽署之同意書已於二零零五年一月十二日送交該公司總辦事處及股份過戶登記處分處。

履歷

下列載將於擬議被委任為非執行董事之履歷：

1. **劉智傑先生**，60歲，任職香港上海滙豐銀行(「滙豐銀行」)35年後，於2000年底退休，2001年創立好盈投資控股集團。現為該集團主席。

   劉先生早於1965年加入滙豐銀行，彼曾在多個部門擔任不同的高級行政職位，包括分行網絡、貸款、個人財務(或稱財富管理)。彼曾任滙豐銀行副總經理兼個人銀行業務主管超過10年。彼在2000年底退休前的職位為副總經理兼亞太區策略執行主管。

   劉先生是香港銀行學會資深會員，曾出任該學會的理事會主席兩年至2000年底，現為名譽顧問。截至2001年底，劉先生亦曾經多年為多個由香港政府行政特別區委任的機構委員會出任委員之職位，包括商界環保協會主席；環境問題諮詢委員會委員；於1998年1月至2002年6月及於1999年12月至2001年12月分別在 Financial Services Bureau Steering Committee on the Establishment of a Financial Institute及Immigration Department Imported Talents Scheme任委員；劉先生於2000年1月至2003年12月在香港廉政公署防止貪污諮詢委員會委員，

至今仍然是香港政府特別行政區法律改革委員會(私穩權小組)委員；創新及科技基金(環境項目)評審委員會委員；亦同時是環境及保護基金委員會委員。

劉先生並無於過去三年內在任何上市公眾公司擔任董事職務。

劉先生之服務年期將由公司之董事會(「董事會」)訂定，惟須根據公司細則輪值退任。劉先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，劉先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，劉先生並無持有公司股份之任何權益。

2. **丘穗騏先生**，31歲，丘先生為經驗豐富之項目經理及樓宇測量師。丘先生於香港城市大學畢業，持有建築測量學士學位。直至二零零二年七月為止彼於仲量聯行有限公司累積6年項目管理經驗，現於從事建材貿易之路易斯國際有限公司出任董事。丘先生曾擔任凱暉國際實業有限公司之獨立非執行董事，惟已於二零零四年十月十五日辭任。

除上文所披露者外，丘先生並無於過去三年內在任何上市公眾公司擔任董事職務。

丘先生之服務年期將由董事會訂定，惟須根據公司細則輪值退任。丘先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，丘先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，丘先生並無持有公司股份之任何權益。

3. **梁家卓先生**，29歲，彼於推廣及銷售家庭電子產品方面擁有四年之工作經驗。梁先生畢業於加拿大University of Victoria，持有理學士學位。

梁先生並無於過去三年內在任何上市公眾公司擔任董事職務。

梁先生之服務年期將由董事會訂定，惟須根據公司細則輪值退任。梁先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，梁先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，梁先生並無持有公司股份之任何權益。

4. **許一安先生**，45歲， 彼於香港及中國之上市公司及私人公司擁有超過20年有關企業財務、財務監控、財務服務、項目投資及財務顧問之經驗。

許先生持有香港理工大學專業會計碩士學位及香港中文大學工商管理學士學位。許先生為英國特許會計師公會資深會員、英國特許秘書及行政人員公會會員、 香港會計師公會會員、香港公司秘書公會會員、香港稅務學會會員、香港證券學院會員及香港財務策劃師學會會員。

許先生曾於數間香港上市公司擔任執行董事，公司秘書及高層管理人員。許先生亦曾在國際會計師事務所及政府部門任職。許先生於過去三年並無在任何上市公眾公司擔任董事一職。

許先生之服務年期將由董事會訂定，惟須根據公司細則輪值退任。許先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，許先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，許先生並無持有公司股份之任何權益。

5. **何卓勵小姐**，44歲，於1993年畢業於香港理工大學，並取得酒店管理學士學位，何小姐亦於1997年獲得由澳洲Macquarie University頒發人力資源管理學碩士學位。何小姐為深圳聯交所上市公司華東醫藥集團有限公司之營運總監，何小姐現正修讀南澳洲大學工商管理研究計劃之博士課程。

除上文所披露者外，何小姐並無於過去三年內在任何上市公眾公司擔任董事職務。

何小姐之服務年期將由董事會訂定，惟須根據公司細則輪退任。何小姐之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，何小姐並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，何小姐並無持有公司股份之任何權益。

6. **李樂民先生**，27歲，彼於手表及珠寶包裝方面擁有超過三年之工作經驗。李先生畢業於加拿大University of Victoria，持有理學士學位。李先生並沒有於過去三年在上市公眾公司擔任董事職務。

李先生之服務年期將由董事會訂定，惟須根據公司細則輪值退任。李先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，李先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，李先生並無持有公司股份之任何權益。

閣下如對本信函任何方面有任何疑問，請諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之通達工業(集團)有限公司股份全部**售出或轉讓**，應立即將本信函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本信函內容如有歧義,概以英文本為準。

此致

列位股東 台照

陳櫻之女士
代表Primewell Investment Limited　及　陳櫻之女士

香港，二零零五年一月十四日

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 526)

LETTER FROM THE REQUISITIONISTS AND NOTICE OF SPECIAL GENERAL MEETING

The notice convening a special general meeting of Magician Industries (Holdings) Limited (the "Company") to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m. ("SGM") issued by two shareholders holding more than one-tenth of the paid-up capital of the Company carrying the right to vote at any general meetings of the Company pursuant to bye-law 58 of the bye-laws of the Company is set out below following the letter from the Requisitionists.

If you are not able to attend and/or vote at the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

LETTER FROM THE REQUISITIONISTS

To the fellow Shareholders

Dear Sir and Madam,

INTRODUCTION

We are shareholders ("Shareholders") of Magician Industries (Holdings) Limited (the "Company") holding in aggregate of approximately 17.3% interest in the Company as at 23 November 2004 and the date of this letter (the "Requisitionists"). By a requisition notice dated 23 November 2004 (the "Requisition Notice") deposited with the board of directors of the Company (the "Board") on the same day, we required the Board under the bye-laws of the Company ("Bye-laws") to call forthwith a special general meeting of the Shareholders for the purposes (with or without amendment) of setting the maximum number of the directors of the Company and appointing two independent non-executive directors of the Company (the "Proposals").

Under bye-law 58 of the Bye-laws and Section 74 of the Companies Act of Bermuda (which Act, amended from time to time, is hereinafter referred to as the "Act"), Shareholders holding at the date of deposit of the requisition not less than one-tenth of the paid-up capital of the Company carrying the right to vote at any general meetings of the Company shall at all times have the right, by written requisition to the Board or the secretary of the Company, to require a special general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within 21 days of such deposit the Board fails to proceed to convene a special general meeting, the requisitionists themselves may do so in accordance with the provisions of Section 74(3) of the Act.

As the Board has failed to hold special general meeting on or before 22 January 2005 (by dispatching the notice of special general meeting on or before 6 January 2005 pursuant to the Bye-laws) i.e. within two (2) months after the deposit of the Requisition Notice, we are entitled to convene the special general meeting under the Bye-laws and the Act.

This letter contains information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions in the special general meeting of the Company to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m. ("SGM"). Copies of this letter, the notice of SGM and the accompanying form of proxy have been provided to the Company for dispatch to Shareholders.

PROPOSALS

The general nature of the business contained in the Requisition Notice includes (with or without amendment):

(a) setting the maximum number of directors of the Company; and

(b) appointing two independent non-executive directors of the Company.

Background

Bye-law 86(1) of the Bye-laws provides that there shall be no maximum number of directors unless otherwise determined from time to time by members in general meeting and that directors shall be elected or appointed in the first place at the statutory meeting of Shareholders and thereafter at the annual general meeting or at any special general meeting.

We understand that the existing maximum number of directors of the Company, being fifteen (15), was determined by Shareholders in a Shareholders' meeting held in 1995.

BIOGRAPHY

Brief biographical details of the proposed independent non-executive directors are set out below:

Mr. Lee Kwan Hung, Eddie, aged 38, graduated from the University of Hong Kong in 1988 and obtained a Postgraduate Certificate in Law in 1989. He was qualified as a solicitor in Hong Kong in 1991 and in England and Wales in 1997. He was a senior manager of The Stock Exchange of Hong Kong Limited and is a partner of Messrs Woo, Kwan, Lee & Lo. Mr. Lee is also a non-executive director of Mirabell International Holdings Limited. Mr. Lee has acted as independent non-executive director of New Universe International Group Limited and Seapower Resources International Limited and resigned on 26 March 2002 and 22 September 2004 respectively. Save as disclosed above, Mr. Lee did not hold any other directorships in any listed public companies in the last three years.

The term of office of Mr. Lee will be determined by the Board and he will be subject to retirement by rotation in accordance with the Bye-laws. The director's fee for Mr. Lee shall be determined by the Board from time to time with reference to the prevailing range of fees for independent non-executive directors of listed companies in Hong Kong. Mr. Lee does not have any interest in shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO") nor has any relationship with any directors, senior management, substantial or controlling shareholders of the Company. Mr. Lee does not hold any position with the Company and its subsidiaries.

Mr. U Keng Tin, aged 54, graduated from the University of San Francisco, USA and holds a Master Degree in International Economics. He has over 20 years experience in securities and stock brokerage businesses in the South-East Asia stock markets and possesses extensive experience in managing local and overseas brokerage firms. Since the early 1980s, Mr. U acted as dealing director of ASG Brokerage Limited, Standard Capital Brokerage Limited, and PBI Securities (Hong Kong) Limited respectively, and managed their operations on a daily basis. From 2000 onwards, Mr. U provides a range of consultancy services to securities companies. Mr. U has acted as an executive director of Seapower Resources International Limited and retired on 16 July 2004. Save as disclosed above, Mr. U did not hold any other directorships in any listed public companies in the last three years.

The term of office of Mr. U will be determined by the Board and he will be subject to retirement by rotation in accordance with the Bye-laws. The director's fee for Mr. U shall be determined by the Board from time to time with reference to the prevailing range of fees for independent non-executive directors of listed companies in Hong Kong. Mr. U does not have any interest in shares in the Company within the meaning of Part XV of the SFO nor has any relationship with any directors, senior management, substantial or controlling shareholders of the Company. Mr. U does not hold any position with the Company and its subsidiaries.

RIGHT TO DEMAND A POLL

Bye-laws 66 and 67 set out the procedures by which Shareholders may demand a poll.

Bye-law 66 provides that a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares of the Company on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Shareholder or in the case of a Shareholder being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Shareholder.

Bye-law 67 provides that unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

SGM

Set out below is a notice (containing proposed resolutions (with or without amendment)) convening a special general meeting to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m., which resolutions will be proposed to the Shareholders as ordinary resolutions to be considered and voted upon at the SGM.

If you are not able to attend and/or vote at the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

If you are in doubt as to any aspect of this letter, the notice of the SGM and the proxy form, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this letter, the notice of SGM and the form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

In case of inconsistency, the English text of this letter shall prevail over the Chinese text.

Ms. Chan Ying Gi, Dorice　　and　　Ms. Chan Ying Gi, Dorice
For and on behalf of
Primewell Investment Limited

Pursuant to bye-law 58 of the Bye-laws

Hong Kong, 11 January 2005

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN pursuant to bye-law 58 of the bye-laws of Magician Industries (Holdings) Limited ("Bye-laws") and Section 74(3) of the Companies Act of Bermuda that a special general meeting ("SGM") of Magician Industries (Holdings) Limited (the "Company") will be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions (with or without amendment):

ORDINARY RESOLUTIONS

(a) (i) the maximum number of directors of the Company be and is hereby set at a number equals to two times the maximum number of directors previously set by the Company, plus one; or

(ii) if it has previously been decided in the Bye-laws or otherwise that there shall be no maximum number of directors of the Company or if no such maximum number of directors of the Company has been previously set, the maximum number of directors of the Company be and is hereby set at a number equals to two times the number of directors of the Company in office immediate before the consideration of this resolution, plus one.

(b) Mr. Lee Kwan Hung, Eddie be appointed as an independent non-executive director of the Company with immediate effect.

(c) Mr. U Keng Tin be appointed as an independent non-executive director of the Company with immediate effect.

Ms. Chan Ying Gi, Dorice For and on behalf of Primewell Investment Limited	and	Ms. Chan Ying Gi, Dorice

Pursuant to bye-law 58 of the Bye-laws

Hong Kong, 11 January 2005

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company but must be present in person to represent the member.

2. If the appointer is a corporation, the form of proxy must be under its common seal, or under the hand of an officer or attorney duly authorized on its behalf.

3. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the head office and principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the SGM or any adjourned meeting should you so wish.

4. Where there are joint registered holders of any share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the SGM personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect hereof.

5. In case of inconsistency, the English text of this notice shall prevail over the Chinese text.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 526)

Form of Proxy for Special General Meeting (or any adjournment thereof)

I/We[1] ____

of ____

being the registered holder(s) of[2] ____

shares of HK$0.10 each in the capital of Magician Industries (Holdings) Limited (the "Company") **HEREBY APPOINT**[3] the Chairman of the meeting, or failing him ____

of ____

as my/our proxy to attend and vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m. (or any adjournment thereof) in respect of the resolution(s) (with or without amendment) set out in the notice convening the special general meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION			FOR[4]	AGAINST[4]
(a)	(i)	the maximum number of directors of the Company be and is hereby set at a number equals to two times the maximum number of directors previously set by the Company, plus one; or		
	(ii)	if it has previously been decided in the bye-laws of the Company or otherwise that there shall be no maximum number of directors of the Company or if no such maximum number of directors of the Company has been previously set, the maximum number of directors of the Company be and is hereby set at a number equals to two times the number of directors of the Company in office immediate before the consideration of this resolution, plus one.		
(b)	Mr. Lee Kwan Hung, Eddie be appointed as an independent non-executive director of the Company with immediate effect.			
(c)	Mr. U Keng Tin be appointed as an independent non-executive director of the Company with immediate effect.			

Signature(s)[5]: ______________________ Date: ______________________

Notes:

1. Full name(s) and the address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, the form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, delete the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION TICK THE BOX MARKED "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of an officer or attorney or other person duly authorized.
6. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the head office and principal office of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the said meeting or adjourned meeting.
7. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. A member entitled to attend and vote at the above meeting is entitled to appoint more than one proxy to attend and vote in his stead. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and delivery of this form of proxy will not preclude you from attending and voting at the meeting if you so wish.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業（集團）有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：526)

呈請人信函及股東特別大會通告

通達工業(集團)有限公司(「公司」)之股東特別大會(「該股東特別大會」)謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行，其通告(由兩名持有多於獲賦予於公司任何股東大會投票權利之公司繳足股本十分之一之股東根據公司之公司細則第58條發出)載於呈請人信函後。

若 閣下未能出席該股東特別大會及／或於該股東特別大會上投票，務請儘快將隨附之代表委任表格按其上印備之指示填妥，且無論如何須於該股東特別大會或其任何續會指定舉行時間48小時前交回公司之總辦事處及主要營業地點，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座。填妥及交回代表委任表格後， 閣下仍可按意願親身出席該股東特別大會或任何續會並於會上投票。

呈請人信函

敬啓者：

緒言

彼等為通達工業(集團)有限公司(「公司」)之股東(「股東」)，於二零零四年十一月二十三日及本信函之日期合共持有公司約17.3%權益(「呈請人」)。彼等於二零零四年十一月二十三日發出呈請要求(「呈請要求」)並於同日將呈請要求遞交公司董事會(「董事會」)，要求董事會根據公司之公司細則(「公司細則」)就釐定公司之最高董事人數及委任兩名公司獨立非執行董事(「該等擬議」)之目的(作出修改與否)召開股東特別大會。

* *僅供識別*

根據公司細則第58條及百慕達公司法第74條（該不時經修訂之公司法於下文稱「公司法」），於遞交呈請要求日期持有獲賦予於公司任何股東大會上投票權利之公司繳足股本不少於十分之一股東，於任何時候均有權透過向董事會或公司秘書以書面呈請之方式，要求董事會就處理該呈請要求所列明之任何事務召開股東特別大會；而該大會須於遞交該項呈請要求後兩(2)個月內舉行。若董事會於接獲呈請通知書二十一日內未能進行召開股東特別大會，呈請人可根據公司法第74(3)條自行召開股東特別大會。

因董事會未能於遞交該項呈請要求後兩(2)個月內，即二零零五年一月二十二日或之前，舉行股東特別大會（根據公司細則須於二零零五年一月六日或之前寄發股東特別大會通告），彼等根據公司細則和公司法有權自行召開股東特別大會。

本信函提供合理所需資料，確使各股東可在資料充足之情況下，於公司股東特別大會（謹訂於二零零五年二月一日假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行）（「該股東特別大會」）上決定投票贊成或反對決議案。彼等亦將本信函、該股東特別大會通告及代表委任表格送予公司以供公司發送予各股東。

該等擬議

呈請要求事務之一般性質（作出修改與否）包括：

(a) 釐定公司之最高董事人數；及

(b) 委任兩位公司獨立非執行董事。

背景

公司細則第86(1)條規定，除股東不時於股東大會上釐定最高董事人數外，則毋須釐定最高董事人數，而董事將首先於股東之法定大會上被選舉或被委任，其後於公司之股東週年大會或任何股東特別大會上被選舉或被委任。

彼等知悉公司現有最高董事人數為十五(15)名，此為股東於一九九五年股東大會上釐定。

履歷

擬議委任之獨立非執行董事之簡歷如下：

李均雄先生，38歲，於一九八八年在香港大學畢業，於一九八九年獲得法律深造證書。彼分別於一九九一年及一九九七年成為香港、英格蘭及威爾斯之認可執業律師。彼曾於香港聯合交易所有限公司擔任高級經理，現為胡關李羅律師事務所之合夥人。李先生亦為美麗寶國際控股有限公司之非執行董事。李先生曾擔任新宇國際實業(集團)有限公司及凱輝國際有限公司之獨立非執行董事，惟已分別於二零零二年三月二十六日及二零零四年九月二十二日辭任。除上文所披露者外，李先生並無過去三年內在任何上市公眾公司擔任董事職務。

李先生之服務年期將由董事局訂定，惟須根據公司細則輪值退任。李先生之董事袍金將由公司董事會不時參照香港上市公司之獨立非執行董事之當時袍金幅度後釐定。根據證券及期貨條例第XV部所界定，李先生並無持有公司股份之任何權益，與公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。李先生並無於公司及其附屬公司擔任任何職位。

余擎天先生，54歲，畢業於美國三藩市大學，持有國際經濟學碩士學位。彼於東南亞股票市場擁有超過20年證券及股票投資經驗，並對管理本地及海外證券企業有扎實豐富之經驗。自一九八零年代初，余先生曾分別擔任亞洲環球證券經紀有限公司、衛達證券有限公司及柏毅證券有限公司之交易董事，兼管理日常業務運作。自二零零零年起，余先生為多間證券公司提供一系列專業顧問服務。彼曾擔任凱輝國際實業有限公司之執行董事，惟已於二零零四年七月十六日退任。除上文所披露者外，余先生並無於過去三年內在任何上市公眾公司擔任董事職務。

余先生之服務年期將由董事局訂定，惟須根據公司細則輪值退任。余先生之董事袍金將由公司董事會不時參照香港上市公司之獨立非執行董事之當時袍金幅度後釐定。根據證券及期貨條例第XV部所界定，余先生並無持有公司股份之任何權益，與公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。余先生並無於公司及其附屬公司擔任任何職位。

要求投票表決之權利

公司細則第66及第67條載列股東可要求投票表決之程序。

公司細則第66條規定，於大會上提呈表決之決議案須以舉手表決進行，惟(於宣佈舉手表決結果之前或當時或於撤回就投票表決之任何其他要求時)以下人士要求投票表決則作別論：

(a) 該大會主席；或

(b) 有權於大會上投票，並親身出席(或如股東為法團，則由其正式授權代表出席)或由代表出席之至少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席(或如股東為法團，則由其正式授權代表出席)或由代表出席之一名或多名股東；或

(d) 親身出席(或如股東為法團，則由其正式授權代表出席)或由代表出席及持有獲賦予可在大會上投票權利之公司股份之一名或多名股東，而有關公司股份之繳足股款總額須相等於獲賦予該項權利之所有股份之繳足股款總額不少於十分之一。

由代表股東之人士或(如股東為法團)其正式授權代表提出之要求應被視為與股東提出之要求相同。

公司細則第67條規定，除非經正式提出投票表決要求，而有關要求並無撤回，否則由主席宣稱決議案已獲通過，或一致通過，或經特定大多數或不獲特定大多數股東通過，或不獲通過，則就此於本公會議記錄所記入之結果應為事實之最終憑證，而無須證明所記錄之贊成或反對決議案之票數或比例。

股東特別大會

謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行公司之股東特別大會，大會通告載於本信函後，並載有擬議提呈之決議案(作出修改與否)，公司將向股東提呈該等決議案作為普通決議案，以於上述該股東特別大會上考慮，並就此投票。

若　閣下未能出席該股東特別大會及／或於該股東特別大會上投票，務請儘快將隨附之代表委任表格按其上印備之指示填妥，且無論如何須於該股東特別大會或其任何續會指定舉行時間48小時前交回公司之總辦事處及主要營業地點，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座。填妥及交回代表委任表格後，閣下仍可按意願親身出席該股東特別大會或任何續會並於會上投票。

閣下如對本信函、該股東特別大會通告及代表委任表格任何方面有**任何疑問**，請諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之公司股份全部**售出或轉讓**，應立即將本信函、該股東特別大會通告及代表委任表格及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本信函備有中英文本，如有歧義，概以英文本為準。

此致

列位股東　台照

陳櫻之女士
代表Primewell Investment Limited　　及　　陳櫻之女士

根據公司細則第五十八條

香港，二零零五年一月十一日

股東特別大會通告

茲通告根據Magician Industries (Holdings) Limited（通達工業（集團）有限公司*）之公司細則（「公司細則」）第58條及百慕達公司法第74(3)條，謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行通達工業（集團）有限公司（「公司」）之股東特別大會（「股東特別大會」），以考慮並酌情通過下列決議案（作出修改與否）作為普通議案：

普通議案

(a) (i) 釐定公司之最高董事人數為相等於公司過往所釐定之最高董事人數之兩倍加一名；或

(ii) 倘公司之公司細則或其他條例過往已決定公司並無最高董事人數，或倘過往並未釐定公司之最高董事人數，則釐定公司之最高董事人數為相等於公司緊接考慮本決議案前之在任董事人數之兩倍加一名。

(b) 委任李均雄先生為公司之獨立非執行董事，即時生效。

(c) 委任余擎天先生為公司之獨立非執行董事，即時生效。

陳櫻之女士
代表Primewell Investment Limited　　及　　陳櫻之女士

根據公司細則第五十八條

香港，二零零五年一月十一日

附註：

1. 凡有權出席上述大會並可於會上投票之股東，均有權委派一名或以上代表出席，並於投票表決時代其投票。受委代表毋須為公司之股東，惟須親身出席以代表股東。

2. 隨函附奉大會之代表委任表格。倘委任人為法團，則代表委任表格須加蓋公司印鑑或由公司負責人或獲正式授權之代理人代其親筆簽署。

3. 代表委任表格連同經簽署之任何授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本須儘快交回公司之總辦事處及主要營業地點，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座，惟無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回，方為有效。填妥及交回代表委任表格後，股東仍可按意願親身出席股東特別大會或任何續會並於會上投票。

4. 倘屬任何股份之聯名登記持有人，則任何一名聯名持有人均可親身或委派代表就有關股份於股東特別大會上投票，猶如彼為唯一有權投票者；惟倘超過一名聯名持有人親身或委派代表出席股東特別大會，則就有關股份於公司股東名冊排名首位之上述出席者方有權就有關股份投票。

5. 本通告備中英文本，如有歧義，概以英文本為準。

* *僅供識別*

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：526)

股東特別大會(或其任何續會)之代表委任表格

本人／吾等(註1) ______________________________

地址為 ______________________________

為Magician Industries (Holdings) Limited(通達工業(集團)有限公司*)(「公司」)股本中每股面值0.10港元之股份 ____________ 股(註2)之登記持有人，**茲委任**(註3)大會主席(或如其未克出席) ____________

地址為______________________________

代表本人／吾等出席公司訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行之上述會議(或其任何續會)，並按如下指示(如無指示，則以本人/吾等之代表認為適當者)就召開上述大會通告所述之決議案(作出修改與否)投票。

		普通議案	**贊成**(註4)	**反對**(註4)
(a)	(i)	釐定公司之最高董事人數為相等於公司過往所釐定之最高董事人數之兩倍加一名；或		
	(ii)	倘公司之公司細則或其他條例過往已決定公司並無最高董事人數，或倘過往並未釐定公司之最高董事人數，釐定公司之最高董事人數為相等於公司緊接考慮本決議案前之在任董事人數之兩倍加一名。		
(b)		委任李均雄先生為公司之獨立非執行董事，即時生效。		
(c)		委任余擎天先生為公司之獨立非執行董事，即時生效。		

簽署(註5)：______________________________ 日期：______________________

附註：

1. 請以**正楷**填上全名及地址。
2. 請填上委派代表所代表以 閣下名義登記之股份數目。如無填報股份數目，本代表委任表格將視為與全部以 閣下名義登記之公司股本中之股份有關。
3. 如欲委派大會主席以外之人仕為代表，請將「大會主席」之字樣刪去，並於適當欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**
4. **重要提示：閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號；如欲投票反對上述決議案，則請在「反對」欄內填上「✓」號。**如無填寫任何一欄，則 閣下之代表可酌情代表 閣下就有關決議案投票或棄權。閣下之代表亦可酌情就任何於會上適當提呈而並未載於會議通告之決議案投票。
5. 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署；如為法人團體，則須加蓋公司印鑑或由公司負責人或獲正式授權之代理人或其他人士親筆簽署。
6. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本須儘快交回公司之總辦事處及主要營業地點，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座，惟無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回，方為有效。
7. 倘屬任何股份之聯名登記持有人，任何一位聯名持有人可親身或委派代表就有關股份於會上投票，猶如彼為唯一有權投票者，倘超過一名聯名持有人出席任何大會，則排名首位之人士(不論親身或委派代表出席)之投票將獲接納，其他聯名持有人投票則不會受理。
8. 凡有權出席上述大會並可於會上投票之股東，均有權委派一名或以上代表出席，並於投票表決時代其投票。委派代表毋須為公司之股東，惟須親身出席大會以代表 閣下。
9. 在填妥及交回本代表委任表格後， 閣下依然有權出席會議並於會上投票。

* *僅供識別*